Exhibit 2.1

PROJECT RIVER

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

S&P GLOBAL INC.

AND

FACTSET RESEARCH SYSTEMS INC.

Dated as of December 24, 2021

EXHIBITS

Exhibit A          Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit B          Form of Transition Services Agreement
Exhibit C          Form of Foreign Assignment and Assumption Agreement

Schedule I         Net Working Capital Sample Calculation

Seller Disclosure Schedules
Purchaser Disclosure Schedules

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of December 24, 2021 (this “Agreement”), is by and between S&P Global Inc., a New York corporation (“Seller”) and FactSet Research Systems Inc., a Delaware corporation (“Purchaser”; Seller and Purchaser, each, individually, a “Party” and, together, the “Parties”).

WHEREAS, Seller, IHS Markit Ltd., a Bermuda exempted company limited by shares (“Pacific”), and Sapphire Subsidiary, Ltd., a Bermuda exempted company limited by shares (“Merger Sub”), are party to that certain Agreement and Plan of Merger, dated as of November 29, 2020 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Pacific, with Pacific continuing as the surviving corporation in the merger, on the terms and subject to conditions set forth therein (the “Merger”);

WHEREAS, Seller and certain of its Subsidiaries are engaged in, among other things, the CGS Business (as defined below);

WHEREAS, in order to obtain Approval from the European Commission (the “EC”) for the transactions contemplated by the Merger Agreement, Seller decided to enter into this Agreement to provide for, among other things, the sale and transfer of the Purchased Assets (as defined below) to Purchaser;

WHEREAS, on the terms and subject to the conditions set forth herein, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser or one or more of its Affiliates, and Purchaser or one or more of its Affiliates shall purchase and acquire from the Seller Entities, all of their right, title and interest in and to the Purchased Assets, and Purchaser shall assume the Assumed Liabilities (the “Transaction”);

WHEREAS, concurrently with the execution of this Agreement, the ABA (as defined below) has delivered its irrevocable agreement to the novation of the ABA Agreement on its existing terms such that Purchaser will take the place of Seller as counterparty to the ABA Agreement, effective as of the Closing (the “ABA Novation Agreement”);

WHEREAS, the LSTA has delivered its irrevocable written consent to the assignment of the LSTA Agreement, effective as of the Closing (the “LSTA Assignment Agreement”); and

WHEREAS, simultaneously with the Closing under this Agreement, Seller, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Definitions.  As used herein, the following terms have the meanings set forth below:

“ABA” means The American Bankers Association, a District of Columbia nonprofit corporation.

“ABA Agreement” means the Agreement between the ABA and CGS, dated September 15, 2014, as amended by Amendment #1 between the ABA and CGS, dated February 23, 2018, as further amended by Amendment #2 between the ABA and CGS, dated November 25, 2020.

“Acquisition Proposal” means any offer or proposal from a third party for, or any written indication of interest by a third party in, any acquisition, business combination or purchase of the CGS Business or all or any part thereof (other than the sale or other disposition of assets or properties in the ordinary course of business).

“Adjustment Calculation Time” means 11:59 p.m. Eastern Time on the last calendar day of the month immediately preceding the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.  For the avoidance of doubt, neither Seller nor the other Seller Entities shall be deemed Affiliates of Purchaser, nor, as of and after Closing, of the CGS Business.

“ANNA” means the Association of National Numbering Agencies, a global association of national numbering agencies.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Travel Act, 18 U.S.C. § 1952, the U.K. Bribery Act of 2010, any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Laws of any Governmental Entity relating to bribery or corruption.

“ARD” means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, and domestic legislation implementing such directive into the national Law of any country in the European Union, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Union.

“Atlantic Closing” shall mean the “Closing,” as defined in the Merger Agreement.

“Available Insurance Policies” means all liability insurance policies (excluding Benefit Plans and any captive or self-insurance programs) issued by unaffiliated third parties that are in effect immediately prior to the Closing and are owned or held by or issued in favor of Seller or any of its Subsidiaries that cover any of the CGS Business or the Purchased Assets.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any retirement, employment, retention, profit-sharing, bonus, stock option, stock purchase, restricted stock and other equity- or equity-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination or termination indemnity, change in control, cafeteria, paid time off, perquisite, fringe benefit or other benefit plan, program, policy, agreement or arrangement sponsored, maintained or contributed to by Seller or any of its Subsidiaries or any of their respective ERISA Affiliates (or for which Seller or any of its Subsidiaries has any Liability, whether actual or contingent), in each case, for the benefit of any Business Employee, other than any Multiemployer Plan.

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in New York, New York.

“Business Employee” means each individual who, as of any relevant time, is a current employee of Seller or any of its Affiliates and primarily provides services to the CGS Business, including any such individual who is on short term disability, long term disability, military leave or an approved leave of absence.  Notwithstanding the foregoing, (i) each individual listed on Section 1.1(a)(i) of the Seller Disclosure Schedules shall be considered a Business Employee and (ii) no individual listed on Section 1.1(a)(ii) of the Seller Disclosure Schedules shall be considered a Business Employee.

“Business Material Adverse Effect” means any event, change, development or effect (“Effect”) that has a material adverse effect on the business, operations, financial condition or results of operations of the CGS Business taken as a whole; provided that no such Effect to the extent resulting or arising from or in connection with any of the following matters shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Business Material Adverse Effect:  (a) the general conditions in the industries in which the CGS Business operates, including competition in any of the geographic areas in which the CGS Business operates; (b) general political, economic, business, monetary, financial, commodity or capital or credit market conditions or trends (including interest rates); (c) changes in global or national political conditions or trends; (d) any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak or escalation of hostilities involving any country or the declaration by any country of a national emergency or war; (e) any conditions resulting from natural disasters, weather developments, manmade disasters, climate change, acts of God or other force majeure events; (f) global or regional health conditions including any epidemic, pandemic, or disease outbreak (including COVID-19, and including any Law or public health response, guideline, recommendation or directive in relation thereto, including providing for business closures, “shelter-in-place,” social distancing, travel restrictions, border controls or other restrictions that relate to, or arise out of, COVID-19 or any other epidemic, pandemic or disease outbreak or any change in such Law, public health response, guideline, recommendation or directive or interpretation thereof following the date hereof) and the response of Governmental

Entities thereto; (g) the failure of the financial or operating performance of Seller, the other Seller Entities or the CGS Business to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (provided that, if not otherwise excluded from the definition of Business Material Adverse Effect, the underlying causes of such change or failure may be taken into account in determining the existence of a Business Material Adverse Effect); (h) any matter expressly disclosed in Section 3.6 of the Seller Disclosure Schedules; (i) any action (i) taken or omitted to be taken by Seller or any Seller Entity at the written request or with the prior written consent of Purchaser (in the case of subclause (i), other than Purchaser’s written request that Seller or another Seller Entity comply with this Agreement) or (ii) taken or omitted to be taken that is expressly required to be taken or omitted to be taken, as applicable, pursuant to the covenants and agreements contained in this Agreement (in the case of subclause (ii), other than pursuant or with respect to Section 5.2 (unless Purchaser has unreasonably withheld, conditioned or delayed its written consent to any such action)); (j) the execution, announcement, pendency  or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser or any of its Affiliates (including any loss of Business Employees, customers or other business relationships to the extent resulting from any of the foregoing); provided that the exception in this clause (j) shall not apply, including for purposes of Section 7.2(a), to any representation or warranty set forth in Section 3.3 or Section 3.13(g); or (k) changes after the date hereof in any Law (including any proposed Law) or GAAP or other applicable accounting principles or standards or, in each case, any interpretations thereof; provided, further, that any Effects resulting from the matters described in clauses (a), (b), (c), (d), (e), (f) or (k) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent that they have a disproportionate effect on the CGS Business relative to similarly situated businesses in the industries in which the CGS Business operates.

“Cash” means, of any Person and as of any time, all cash and cash equivalents (including marketable securities and short-term investments) and shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of such Person (net of issued but uncleared checks and drafts written or issued by such Person). For the avoidance of doubt, Cash is not included in the Purchased Assets or otherwise transferred with the CGS Business.

“CGS” means CUSIP Global Services, a division of Standard & Poor’s Financial Services LLC (a wholly owned Subsidiary of Seller).

“CGS Business” means the CUSIP issuance, data licensing and portfolio services businesses, as currently carried out by CGS, which Seller and its Subsidiaries operate on behalf of the ABA pursuant to the ABA Agreement, the issuance and data licensing of other related identifiers (including CINS, ISINs, LEIs, CABRE, CLIP and RED), as currently carried out by CGS.

“CGS Business Intellectual Property” means the Transferred CGS Business Intellectual Property and the Licensed CGS Business Intellectual Property.

“Closing Date Net Working Capital” means the Net Working Capital as of the Adjustment Calculation Time, and calculated in accordance with the Transaction Accounting Principles.

“Closing Date Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Date Net Working Capital minus (b) Closing Date Net Working Capital Target.

“Closing Date Net Working Capital Target” means negative 75 million Dollars (-$75,000,000); provided that, if the preceding calculation results in an amount less than five million Dollars ($5,000,000), positive or negative, the Closing Date Net Working Capital Adjustment Amount shall be deemed to be zero.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contract” means any written contract, lease, license, commitment, loan or credit agreement, indenture or other agreement, in each case which is legally binding, and in each case other than a Permit or a Benefit Plan.

“COVID-19” means SARS-CoV-2, or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“Data Protection Authority” means any Governmental Entity responsible for enforcing Data Protection Requirements.

“Data Protection Requirements” means (a) all applicable Laws concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personally Identifiable Information, including the following Laws to the extent applicable from time to time: (i) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC); (ii) the General Data Protection Regulation (2016/679) and any national Law issued under that regulation; (iii) the Personal Information Protection Law of the People’s Republic of China; (iv) the California Consumer Privacy Act; and (v) any other international, foreign, federal, local and state data security and data privacy Laws (collectively, “Privacy Laws”); (b) all obligations under Contracts to which Seller or its Subsidiaries is a party or is otherwise bound that relate to the processing of Personally Identifiable Information; and (c) all internal and publicly posted policies regarding the collection, use, disclosure, transfer, storage, maintenance, retention, disposal, modification, protection or processing of Personally Identifiable Information.

“EC Buyer Approval” means the Approval of Purchaser as an acquirer of the CGS Business by the EC and the approval of the terms of the Transaction Documents by the EC.

“EC Commitments” means any commitments entered into by Seller with the EC pursuant to article 6(2) or article 8(2) (as relevant) of Council Regulation (EC) No. 139/2004 and which are conditions and obligations to the approval of the transactions contemplated by the Merger

Agreement (as such commitments may be amended or varied from time to time by agreement between Seller and the EC).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Closing Date Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Date Net Working Capital minus (b) Closing Date Net Working Capital Target; provided that, if the preceding calculation results in an amount less than five million Dollars ($5,000,000), positive or negative, the Estimated Closing Date Net Working Capital Adjustment Amount shall be deemed to be zero.

“Estimated Purchase Price” means (a) the Base Purchase Price plus (b) Estimated Closing Date Net Working Capital Adjustment Amount.

“Excluded Enterprise Agreements” means each Contract listed on Section 1.1(b) of the Seller Disclosure Schedules and any other Contract for commercially available off-the-shelf service that is not Primarily Related to the CGS Business; provided that Excluded Enterprise Agreements shall not include any third party licenses or supplied data provided to Seller or any of its Subsidiaries pursuant to the ABA Agreement or the LSTA Agreement.

“Excluded Taxes” means any Taxes (other than any Taxes for which Purchaser is responsible pursuant to Section 6.3) of Seller, the Seller Entities or any of their respective Affiliates (or for which Seller, the Seller Entities or any of their respective Affiliates are primarily liable under applicable Tax Law) with respect to, arising out of, or relating to the Purchased Assets, the Assumed Liabilities or the CGS Business with respect to a Pre-Closing Tax Period, except, in each case, to the extent such Taxes are taken into account as a liability in determining Net Working Capital or are set forth in Sections 2.6(e) or 2.6(f).

“Funded Debt” means, of any Person and as of any time, the aggregate amount of the following, without duplication: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon; (b) all other obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness, including all accrued but unpaid interest thereon; (c) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP and all obligations to pay the deferred and unpaid purchase price of property or equipment (other than trade payables arising in the ordinary course of business); and (d) all direct obligations under letters of credit, bankers’ acceptances, performance bonds and similar instruments and guarantees, in each case solely to the extent drawn, in each case of such Person as of such time.

“GAAP” means generally accepted accounting principles in the United States, consistently applied by Seller.

“Governmental Entity” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency or commission or other national, state, local, supranational or foreign governmental authority or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person and as of any time, any of the following: (a) all Funded Debt of such Person, (b) all letters of credit, bankers’ acceptances, performance bonds and similar instruments issued for the account of such Person, whether drawn or undrawn, (c) any obligations under any interest rate or currency derivatives or hedging arrangements, (d) any remaining, unpaid contingent consideration associated with past acquisitions (including earnouts and deferred purchase price obligations), (e) any Liabilities with respect to any conditional sale obligations or other title retention agreement, (f) any accrued deferred compensation relating to pre-Closing service of Business Employees, together with the employer-paid portion of any employment and payroll Taxes thereon and (g) all guarantees and keepwell arrangements issued by such Person, in each case as of such time.

“Information Technology” means any computer systems hardware (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines and hardware) and telecommunications systems hardware.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with:  (a) patents and patent applications and similar or equivalent rights in inventions or designs (“Patents”); (b) trademarks, service marks, trade dress, trade names, and other designations of origin (“Marks”); (c) rights in domain names, uniform resource locators, social media identifiers and accounts, and other names and locators associated with Internet addresses and sites (“Internet Properties”); (d) copyrights and any other rights in works of authorship (including Software as a work of authorship) and any related rights of authors (“Copyrights”); (e) trade secrets, industrial secret rights and rights in know-how and confidential or proprietary information, in each case that derive independent economic value from not being generally known (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights.

“Judgment” means any judgment, injunction, order, writ, ruling, stipulation, determination, award or decree entered by or with any Governmental Entity.

“Knowledge” means, (a) with respect to Seller, the actual knowledge of any Person listed in Section 1.1(c) of the Seller Disclosure Schedules, after reasonable inquiry, and, (b) with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(a) of the Purchaser Disclosure Schedules, after reasonable inquiry.

“Law” means any national, state, local, supranational or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated, enacted or applied by a Governmental Entity.

“Liabilities” means all debts, liabilities, Taxes, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Licensed CGS Business Intellectual Property” means all of the Intellectual Property Rights owned by a third party that are licensed to the Seller or any of its Subsidiaries pursuant to the Business Contracts, ABA Agreement and LSTA Agreement.

“Lien” means any mortgage, lien, deed of trust, pledge, security interest, charge, easement, covenant, right of way, claim, restriction, imperfection of title, encroachment, lease, servitude, license, condition, adverse claim or encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws.

“LSTA” means The Loan Syndications and Trading Association, Inc., a New York nonprofit corporation.

“LSTA Agreement” means the Amended and Restated Master CUSIP Agreement between Seller and LSTA, dated June 13, 2007, relating to the loan CUSIP business, which is a part of the CGS Business.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“Net Working Capital” means (a) the specific current assets set forth in the sample calculation on Schedule I (but solely the line items and adjustments set forth therein) (minus (b) the specific current liabilities set forth in the sample calculation on Schedule I (but solely the line items and adjustments set forth therein), of the CGS Business, in each case calculated in accordance with the Transaction Accounting Principles consistently applied (with respect to clause (a), the “Adjusted Current Assets” and, with respect to clause (b), the “Adjusted Current Liabilities”); provided that Net Working Capital shall be calculated excluding (i) all amounts to the extent related to any Excluded Assets or Retained Liabilities, (ii) any deferred Tax asset, deferred Tax liability, income Tax asset or income Tax liability, (iii) the impact of intercompany accruals, receivables, accounts or other balances, (iv) receivables aged in excess of one year for which reserves have not been established on the books of Seller or its applicable Subsidiary and (v) any receivables from a customer subject to a lapsed or non-renewed Contract; provided, further, that Net Working Capital shall be calculated including (x) all accrued cash incentive compensation (including commission-based incentive compensation), together with the employer-paid portion of any employment and payroll Taxes thereon and (y) all deferred revenue (both short-term and long-term).

“Open Source Software” means (a) any Software used under a license identified as an open source license by the Open Source Initiative (www.opensource.org) and (b) any other Software that is distributed as freeware, or under similar licensing or distribution models.

“Organizational Documents” means, as applicable with respect to any specified Person, the certificate of incorporation, bylaws or equivalent governing documents of such Person.

“Permits” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Entity.

“Permitted Liens” means the following Liens:  (a) Liens expressly disclosed on or reflected in the Business Financial Information; (b) Liens for Taxes (x) that are not yet delinquent or (y) that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the books of Seller or its applicable Subsidiary; (c) statutory or common law Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen, vendors and other similar Liens imposed by Law and on a basis consistent with past practice or in the ordinary course of business with respect to obligations that are not yet due or payable or that are being contested in good faith by appropriate Proceedings; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing Liabilities (other than Funded Debt or guarantees thereof) that are not, individually or in the aggregate, material to the CGS Business, as a whole; (f) Liens constituting non-exclusive licenses or sublicenses of, or covenants not to sue with respect to, Intellectual Property Rights or Technology granted in the ordinary course of business; (g) Liens that will be released at or prior to the Closing; and (h) Liens deemed to be created by any of the Transaction Documents.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personally Identifiable Information” means (a) any information that identifies, describes, or could reasonably be used to identify or be linked with, an identified or identifiable natural person and (b) any data or information defined as “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or “individually identifiable health information” under any applicable Law (including applicable Privacy Laws); an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or one or more factors specific to the physical, physiological, mental, economic, cultural or social identity of that natural person.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Primarily Related to the CGS Business” means, when used in connection with any assets,  primarily used in connection with or primarily held for use in the CGS Business and, when used in connection with any Liabilities, primarily related to the CGS Business.

“Proceeding” means any judicial, administrative or arbitral actions, suits, claims, audits, reviews, inquiries, examinations, investigations, arbitrations or proceedings by or before any arbitrator or Governmental Entity.

“Purchaser Disclosure Schedules” means those certain Purchaser Disclosure Schedules dated as of the date of this Agreement, provided by Purchaser to Seller.

“Purchaser Fundamental Representations” means those representations and warranties of Purchaser set forth in Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.3 (solely with respect to clause (a)) (No Conflicts; Consents) and Section 4.6 (Brokers).

“Purchaser Taxes” means (a) any Taxes imposed on, payable by or with respect to, arising out of, or relating to the Purchased Assets, the Assumed Liabilities or the CGS Business (in each case, other than Excluded Taxes) and (b) for the avoidance of doubt, any Taxes for which Purchaser is responsible pursuant to Section 6.3.

“Registered Intellectual Property” means all United States, international or foreign (a) issued Patents and Patent applications; (b) registered Marks and applications to register Marks; (c) registered Copyrights and applications for Copyright registration; (d) domain name registrations; and (e) any other Intellectual Property Right that is subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

“Regulatory Approvals” means all Approvals from antitrust and other Governmental Entities that are required under applicable Law (including Antitrust Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Representatives” of a Person means such Person’s Affiliates and any officer, director, employee, investment banker, attorney, consultant, auditor, accountant or other advisor or representative of such Person or such Person’s Affiliates.

“Restrictive Covenant Agreement” means any Benefit Plan or other agreement or arrangement (or, in each case, any portion thereof) between, on the one hand, Seller or any of its Subsidiaries or any of their respective Affiliates and, on the other hand, any Business Employee providing for any restrictive covenant obligations, including confidentiality, non-competition, non-solicitation, non-disparagement or any similar covenant, running from such Business Employee to Seller or its Affiliates.

“Scheduled Proceeding” means the matter listed on Section 3.6 of the Seller Disclosure Schedules.

“Seller Disclosure Schedules” means those certain Seller Disclosure Schedules dated as of the date of this Agreement, provided by Seller to Purchaser.

“Seller Entities” means Seller and all of its Subsidiaries that have any right, title or interest in and to the Purchased Assets and/or that have Liabilities in respect of, or that are otherwise subject to, any Assumed Liabilities, including the entities listed on Section 1.1(d) of the Seller Disclosure Schedules.

“Seller Fundamental Representations” means those representations and warranties of Seller set forth in Section 3.1(a) (Organization, Standing and Power), Section 3.2 (Authority;

Execution and Delivery; Enforceability); Section 3.3 (solely with respect to clause (a)) (No Conflicts; Consents) and Section 3.15 (Brokers).

“Seller Marks” means the corporate names of Seller or any of its Affiliates and any Marks, whether or not registered, in any jurisdiction, of or used by Seller or any of its Affiliates, other than the Marks included in the Transferred CGS Business Intellectual Property.

“Software” means all computer software and code, including object code and source code, in any form or medium, including any computer programs, applications, files, user interfaces, application programming interfaces, diagnostics, software development tools and kits, templates, menus, analytics and tracking tools, compilers, libraries, version control systems, operating systems, and all software implementations of algorithms, models and methodologies for any of the foregoing.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company or other entity whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Tangible Personal Property” means equipment, hardware, furniture, fixtures, tools, office supplies and other tangible personal property and assets that are, in each case, Primarily Related to the CGS Business, it being understood that Tangible Personal Property shall not include any Intellectual Property Rights, Software, Technology or Information Technology.

“Tax” means any tax of any kind, including any federal, state, local or foreign income, estimated, gross receipts, sales, use, ad valorem, receipts, value added, goods and services, profits, license, withholding, payroll, employment, disability, unemployment, excise, premium, intangible, personal and real property, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum, occupation, and any similar assessment or governmental charge in the nature of a tax, in each case, imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Proceeding” means any audit, examination, contest, litigation or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, and any schedule thereto and any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Technology” means embodiments of Intellectual Property Rights, including documentation, materials, data, databases, Software, and know-how or knowledge of employees, relating to, embodying, or describing processes, methods, designs, formulae, recipes, technical information.

“Transaction Accounting Principles” means the accounting principles, policies, practices, procedures, categorizations, asset recognition bases, definitions, methods, judgments, estimation methodologies and other methodologies and techniques (including in respect of the exercise of judgment) as set forth and applied in Seller’s most recent Form 10-K filed with the U.S. Securities and Exchange Commission on February 9, 2021, which was prepared in accordance with GAAP consistently applied.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Assignment and Assumption Agreement and Bill of Sale, the ABA Novation Agreement, the LSTA Assignment Agreement and the Foreign Assignment and Assumption Agreements.

“Transferred CGS Business Intellectual Property” means (a) Registered Intellectual Property listed on Section 1.1(e)(i) of the Seller Disclosure Schedules and (b) the Intellectual Property Rights (other than Registered Intellectual Property) owned by Seller or any of its Subsidiaries that are Primarily Related to the CGS Business or exclusively related to the CGS Business, including such rights in the Transferred Technology.

“Transferred Technology” means any Technology with respect to which Seller or any of its Subsidiaries owns (and has not licensed from a third party) the Intellectual Property Rights therein and that is Primarily Related to the CGS Business as of the Closing, including the Technology set forth on Section 1.1(f) of the Seller Disclosure Schedules; provided that Transferred Technology shall not include Information Technology, Excluded Assets, Transferred Books and Records or Tangible Personal Property.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. sections 2101 et seq., as amended, or any other similar state, local or non-U.S. law.

Section 1.2   Other Defined Terms.  In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

409A Authorities	3.13(j)
ABA Novation Agreement	2.8(a)(v)
Adjusted Current Liabilities	1.1
Agreement	Preamble
Allocation	2.10
Alternative Financing	5.13(b)
Annual Cash Bonus	5.7(k)(i)

Annual Cash Bonus Plan	5.7(k)(i)
Antitrust Laws	3.3
Approvals	2.11(a)
ARD Employee	5.7(b)(i)
Assignment and Assumption Agreement and Bill of Sale	2.8(a)(iii)
Assumed Liabilities	2.6
Audited Financial Statements	5.13(f)
Base Purchase Price	2.2
Business Contracts	2.4(a)
Business Financial Information	3.5(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.13(d)
Commitment Letter	4.4(a)
Committed Financing	4.4(a)
Confidentiality Agreement	5.3(a)
Copyrights	1.1
Current Representation	9.12(a)
Definitive Agreements	5.13(a)
Designated Person	9.12(a)
Dispute Notice	2.9(c)
Dispute Resolution Period	2.9(c)
EC	Recitals
Employment Laws	3.13(f)
Enforceability Exceptions	3.2
Estimated Closing Date Net Working Capital	2.9(a)
Estimated Closing Statement	2.9(a)
Excluded Assets	2.5
Extended Outside Date	8.1(e)
Financing	5.13(d)
Financing Sources	5.13(d)
Financing Sources Related Parties	9.14(a)
Financing Sources Proceeding	9.14(a)
Foreign Assignment and Assumption Agreement	2.14
Independent Accounting Firm	2.9(c)
Internet Properties	1.1
LSTA Assignment Agreement	2.8(a)(vi)
Marks	1.1
Material Contracts	3.10(a)
Material Customers	3.18
Material Vendors	3.18
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Non-Assignable Assets	2.11(a)
Non-Regulatory Approvals	2.11(b)

Offering Documents	5.13(b)
Outside Date	8.1(e)
Pacific	Recitals
Parties	Preamble
Party	Preamble
Patents	1.1
Payee	6.4
Payment Amounts	4.4(a)
Payor	6.4
Permits	3.11(b)
Post-Closing Representation	9.12(a)
Post-Closing Statement	2.9(b)
Privacy Laws	1.1
Property Taxes	6.5
Purchase Price	2.2
Purchased Assets	2.4
Purchaser	Preamble
Purchaser 401(k) Plan	5.7(i)
Purchaser FSA Plan	5.7(j)
Purchaser Material Adverse Effect	4.1
Purchaser R&W Insurance Policy	5.6
Purchaser’s Allocation Notice	2.10
Registered CGS Business Intellectual Property	3.8(a)
Retained Claims	2.5(m)
Retained Liabilities	2.7
SEC	5.13(d)
Seller	Preamble
Seller 401(k) Plans	5.7(i)
Seller FSA Plan	5.7(j)
Seller Tax Return	6.1(b)
Seller’s Allocation	2.10
Solvent	4.8
Trade Secrets	1.1
Transaction	Recitals
Transfer Date	5.7(b)(ii)
Transfer Taxes	6.3
Transferred Books and Records	2.4(f)
Transferred Business Employee	5.7(b)(iii)
Transferred Permits	2.4(j)
Transferred Personnel Files	2.4(g)
Transition Services Agreement	2.8(a)(iv)
U.S. Person	2.8(b)(v)

ARTICLE II
PURCHASE AND SALE; CLOSING

Section 2.1  Purchase and Sale.  Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser or one of more of its controlled Affiliates, and Purchaser or one or more of its controlled Affiliates shall purchase and acquire from the Seller Entities, all of such Seller Entities’ right, title and interest in and to the Purchased Assets, in each case free and clear of any Liens (other than Permitted Liens).

Section 2.2  Purchase Price.  In consideration for the Purchased Assets and the other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall (a) pay to Seller on behalf of the Seller Entities the sum of (i) one billion, nine hundred twenty-five million Dollars ($1,925,000,000) in cash (the “Base Purchase Price”), plus (ii) the Closing Date Net Working Capital Adjustment Amount, each as finally determined in accordance with Section 2.9 (the Base Purchase Price, as so adjusted by the Closing Date Net Working Capital Adjustment Amount, the “Purchase Price”); and (b) assume the Assumed Liabilities.

Section 2.3  Closing Date.  The closing of the Transaction (the “Closing”) shall take place at 9:00 a.m. New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the first Business Day of the calendar month following the date on which the last of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof); provided, that such day is at least three (3) Business Days following the satisfaction or waiver of such conditions, otherwise the Closing will take place on the first Business Day of the next calendar month, or at such other place, time and date as may be agreed among Seller and Purchaser.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4  Purchased Assets.  Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing, Seller shall, and shall cause the other Seller Entities to, sell, assign, transfer and convey to Purchaser or one or more of its Affiliates, and Purchaser or one or more of its Affiliates shall purchase, acquire and accept from the Seller Entities, in each case free and clear of all Liens (other than Permitted Liens), all of the Seller Entities’  right, title and interest as of the Closing in and to the following assets, properties and rights (the “Purchased Assets”):

(a)  Subject to Section 2.11(d), each Contract, including those executed after the date of this Agreement, that is Primarily Related to the CGS Business, including the Contracts set forth on Section 2.4(a) of the Seller Disclosure Schedules (collectively, such Contracts or portion of such Contracts; provided that the foregoing shall not include any Excluded Enterprise Agreements or the ABA Agreement to be novated to Purchaser concurrently with the Closing pursuant to the ABA Novation Agreement, the “Business Contracts”); provided that Seller may update Section 2.4(a) of the Seller Disclosure Schedules no later than three (3) Business Days prior to the Closing Date solely to account for Business Contracts that were entered into (in each case, subject to Section 5.2) or that have terminated in accordance with their terms after the date of this Agreement and prior to the Closing Date;

(b)  (i) Any and all Tangible Personal Property exclusively related to the CGS Business, except for the Tangible Personal Property listed on Section 2.4(b)(i) of the Seller Disclosure Schedules; and (ii) the Tangible Personal Property listed on Section 2.4(b)(ii) of the Seller Disclosure Schedules; provided that the Seller Entities may update Section 2.4(b)(i) or (ii) of the Seller Disclosure Schedules no later than three (3) Business Days prior to the Closing Date to account for Tangible Personal Property that has been replaced (in each case, subject to Section 5.2) in the ordinary course after the date of this Agreement and prior to the Closing Date;

(c)  The Transferred CGS Business Intellectual Property, including the right to seek damages for the infringement of any Transferred CGS Business Intellectual Property (other than with respect to Retained Claims);

(d)  The Transferred Technology used or held for use by the CGS Business at Closing;

(e)  Any and all rights, claims, credits, causes of action, defenses and rights of offset or counterclaim (in each case, in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) or settlement agreements, in each case, to the extent Primarily Related to the CGS Business (including under the Business Contracts), the Purchased Assets or the Assumed Liabilities, other than any Retained Claim;

(f)  Except as prohibited by Law, any and all documents, books, records, books of account, files and data, catalogs, brochures, sales literature, operating, production and other manuals, specifications, quality control records and procedures, customer and supplier lists, billing records, research and development files, certificates and other documents Primarily Related to the CGS Business, and otherwise to the extent related to the CGS Business, in the possession of and reasonably available to Seller (the “Transferred Books and Records”), other than (i) any books, records or other materials to the extent not related to the CGS Business, (ii) any Seller Tax Returns and any books and records related to Excluded Taxes or Seller Tax Returns and (iii) all personnel files of Business Employees and any other current or former employees of Seller and its Affiliates who have provided services to the CGS Business (the treatment of which is set forth in Section 2.4(g) below); provided, that if an original of any such books, records or other materials is not available, the Seller Entities shall be permitted to provide a copy; provided further that, with respect to any such books, records or other materials that are exclusively Purchased Assets pursuant to this clause (f), the Seller Entities shall be permitted to keep copies of such books, records or other materials (A) to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, (B) to the extent related to any Excluded Assets or Seller’s and its Affiliates’ obligations under the Transaction Documents, and (C) in the form of so-called “back-up” electronic tapes in the ordinary course of business, it being understood that the foregoing limitations do not apply to any Transferred Books and Records that are not exclusively Purchased Assets;

(g)  Except as prohibited by Law, any employee or personnel files, in each case, to the extent exclusively relating to any Transferred Business Employee in the possession of and reasonably available to Seller or its Affiliates, other than any employee or personnel files that the Seller Entities are required by Law to retain (copies of which, to the extent permitted by Law, will be made available to Purchaser) (the “Transferred Personnel Files”); provided that, with respect to any such books, records or other materials that are Purchased Assets pursuant to this clause (g), the Seller Entities shall be permitted to keep (A) copies of such employee or personnel files to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures, (B) copies of such employee or personnel files related to any Excluded Assets or Seller’s and its Affiliates’ obligations under the Transaction Documents, and (C) such employee or personnel files in the form of so-called “back-up” electronic tapes in the ordinary course of business;

(h)  To the extent transferrable, all Information Technology, in each case, owned or licensed by Seller or any Subsidiary of Seller, set forth on Section 2.4(h) of the Seller Disclosure Schedules, including any Contracts exclusively relating thereto;

(i)  Any and all goodwill generated by or associated with the CGS Business;

(j)  To the extent transferrable, all Permits granted to or held by Seller or any Subsidiary of Seller in each case to the extent held Primarily Related to the CGS Business (the “Transferred Permits”);

(k)  All prepaid expenses, deferred charges, advance payments and security deposits, arising out of, relating to or in respect of the operation or conduct of the CGS Business;

(l)  All accounts receivable, notes receivable and similar rights to receive payments or rebates to the extent arising out of, relating to or in respect of the operation or conduct of the CGS Business;

(m)  The Restrictive Covenant Agreements to the extent relating to the operation or conduct of the CGS Business;

(n)  Any Adjusted Current Asset;

(o)  The ABA Agreement following the effectiveness of the ABA Novation Agreement, other than as provided in Section 2.5(p);

(p)  (i) Notwithstanding anything to the contrary in Section 9.12, any and all books, records, memoranda, opinions, files, data and other documents, communications and information, whether written or otherwise and whether in the possession of Seller or any of its Subsidiaries or legal counsel to Seller or any of its Subsidiaries or other Designated Person (as defined below), to the extent related to the Scheduled Proceeding (collectively, the “Proceeding Records”), including any such items that are or may continue to be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine, the common interest and joint defense doctrines or any other applicable legal privileges or protections, and (ii) all rights in respect of any such legal privileges or protections, including the right to assert or not assert and/or waive any such legal privileges or protections; and

(q)  All other assets, properties and rights of whatever kind and nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, choate or inchoate or determined or determinable that are held exclusively for use, or exclusively used, by the CGS Business, in each case, whether arising before, on or after the Closing Date.

The Parties hereto acknowledge and agree that a single asset may fall within more than one of clauses (a) through (q) in this Section 2.4; such fact does not imply either that such asset shall be transferred more than once or any duplication of such asset is required.

Section 2.5  Excluded Assets.  Notwithstanding any other provision of this Agreement to the contrary, Seller, the other Seller Entities and their respective Affiliates will retain and not sell, transfer, assign or convey, and Purchaser shall not acquire, any of the following assets, properties and rights of Seller and the other Seller Entities, or any asset that is not a Purchased Asset (collectively, the “Excluded Assets”):

(a)  Any and all assets related to the Benefit Plans (other than with respect to the Benefit Plans assumed pursuant to Section 2.6(e) or Section 5.7);

(b)  Any and all Intellectual Property Rights, other than the Transferred CGS Business Intellectual Property (including, as an Excluded Asset, the Seller Marks);

(c)  Any and all Technology, other than Transferred Technology in the form transferred;

(d)  Any and all Contracts and portions of Contracts and including, as Excluded Assets, any and all Excluded Enterprise Agreements, other than the Business Contracts and the ABA Agreement;

(e)  Any and all owned and leased real property and other interests in real property;

(f)  Except as expressly included in Section 2.4(d), any and all Tangible Personal Property;

(g)  Except as expressly included in Section 2.4(h), any and all Information Technology;

(h)  Any and all prepaid Taxes by, or refunds, credits, overpayments or similar items or recoveries of or against any Tax of, Seller, the Seller Entities or any of their respective Affiliates, except, in each case, to the extent such items are taken into account as an asset in determining Net Working Capital;

(i)  Any Seller Tax Returns and other books and records to the extent related to Excluded Taxes or Seller Tax Returns;

(j)  Any and all Cash amounts, and any and all trade receivables, accounts receivable, current assets, prepaid expenses and security deposits (in each case, other than those of the CGS Business as of immediately prior to the Closing to the extent included in the calculation of the Closing Date Net Working Capital);

(k)  All books and records related to the Retained Claims;

(l)  Subject to Section 5.11, any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(m)  Any and all rights, claims, credits, causes of action, defenses and rights of offset or counterclaim (in each case, in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) or settlement agreements, in each case at any time to the extent arising out of or related to any of the Excluded Assets or Retained Liabilities (including all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors in favor of Seller or any of its Affiliates in relation to any Excluded Assets), and the right to retain all proceeds and monies therefrom (collectively, the “Retained Claims”);

(n)  (i) all attorney-client privilege and attorney work-product protection of Seller or associated with the CGS Business as a result of legal counsel representing Seller or the CGS Business in connection with the transactions contemplated by this Agreement or any of the Transaction Documents, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this paragraph and (iii) all documents maintained by Seller in connection with the transactions contemplated by this Agreement or any of the Transaction Documents;

(o)  Any Intercompany Arrangements, other than those set forth on Section 2.5(o) of the Seller Disclosure Schedules;

(p)  Any and all rights reserved to Seller and the other Seller Entities under the ABA Novation Agreement;

(q)  Any and all assets set forth on Section 2.5(q) of the Seller Disclosure Schedules; and

(r)  Any and all assets, business lines, properties, rights and claims of Seller, the Seller Entities or any of their respective Affiliates that do not constitute the Purchased Assets.

The Parties hereto acknowledge and agree that, except as otherwise provided in this Agreement or in any other Transaction Document, neither Purchaser nor any of its Subsidiaries will acquire or be permitted to retain any direct or indirect right, title and interest in any Excluded Assets.

Section 2.6  Assumed Liabilities.  Subject to the terms and conditions of this Agreement, at the Closing, Purchaser or one or more of its Affiliates shall assume and hereby agrees to pay,

discharge or perform all of the Liabilities of Seller and its Affiliates to the extent related to or arising out of the Purchased Assets or the CGS Business, in each case, whether accruing prior to, on or after Closing, known or unknown, fixed or contingent, asserted or unasserted, other than the Retained Liabilities (the “Assumed Liabilities”), including the following (to the extent not Retained Liabilities):

(a)  Any and all Liabilities to the extent relating to or arising out of the Business Contracts;

(b)  Any Adjusted Current Liabilities;

(c)  Any and all Liabilities for Purchaser Taxes;

(d)  Any and all Liabilities arising out of or relating to in any way any past, current or future businesses, operations, products, licensing or commercial practices or properties of or associated with the Purchased Assets, the Assumed Liabilities or the CGS Business;

(e)  Except as otherwise provided in Section 5.7(f), 50% of any Liabilities arising under any Collective Bargaining Agreement with respect to any Business Employee (including any national, sector or local agreement) as a result of a Business Employee’s termination of employment with Seller and its Subsidiaries in connection with the consummation of the Transaction and the other transactions contemplated hereby;

(f)  Any and all Liabilities (i) in respect of the Transferred Business Employees arising on, prior to or after the Closing Date, (ii) relating to or arising under any Benefit Plan that is required to transfer to Purchaser under applicable Law or (iii) relating to or arising under any Benefit Plan or Liabilities assumed by Purchaser pursuant to Section 5.7;

(g)  Any and all Liabilities in respect of any Proceeding, whether class, individual or otherwise in nature, in law or in equity, whether or not presently threatened, asserted or pending, to the extent arising out of, or to the extent related to, the CGS Business or the operation or conduct of the CGS Business on, prior to or after the Closing Date, other than to the extent arising out of, or to the extent related to, the Scheduled Proceeding or in respect of any Proceeding to the extent arising out of, or to the extent related to, the Scheduled Proceeding (collectively, the “Specified Proceedings”) (which, for the avoidance of doubt, are the subject of Section 2.6(i));

(h)  All accounts payable, trade accounts payable and trade obligations to the extent relating to or arising out of the conduct of the CGS Business or the operation of the Purchased Assets on, prior to or after the Closing Date;

(i)  (i) 50% of any monetary damages or other monetary penalty or fine payable to a Governmental Entity (including as a result of settlement) to the extent arising out of, or to the extent related to, any Specified Proceeding and (ii) all non-monetary Liabilities to the extent arising out of, or to the extent related to, any Specified Proceeding; and

(j)  All other Liabilities that are not the subject of clauses (a) through (i) of this Section 2.6 to the extent relating to or arising out of the conduct of the CGS Business or the operation of the Purchased Assets on, prior to or after the Closing Date.

The Parties hereto acknowledge and agree that a single Liability may fall within more than one of clauses (a) through (j) in this Section 2.6; such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required.  The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another clause.

Section 2.7  Retained Liabilities.  Notwithstanding anything to the contrary in Section 2.6, Purchaser and its Affiliates shall not assume the following Liabilities of Seller or any of its Affiliates (the “Retained Liabilities”), all of which Seller and its Affiliates shall retain and hereby agree to pay, perform and discharge when due; provided that the Retained Liabilities shall not include any Adjusted Current Liabilities:

(a)  Liabilities for which Seller or any other Seller Entity expressly has responsibility pursuant to this Agreement or any other Transaction Document;

(b)  Liabilities to the extent arising out of or related to the Excluded Assets or other Retained Liabilities or the operation or conduct of any business of Seller or any of its Affiliates other than the CGS Business;

(c)  Except as set forth in Section 2.6(e), Section 2.6(f) or Section 5.7, (i) any and all Liabilities relating to or arising under any Benefit Plan, Multiemployer Plan or other benefit plan, program, policy, agreement or arrangement sponsored, maintained or contributed to by Seller or any of its Subsidiaries or any of their respective ERISA Affiliates (or for which Seller or any of its Subsidiaries or any of their respective ERISA Affiliates has any Liability, whether actual or contingent), (ii) any and all Liabilities relating to all officers, directors, employees, consultants and independent contractors of Seller and its Affiliates, including current and former Business Employees and (iii) as set forth on Section 2.7(c) of the Seller Disclosure Schedule;

(d)  Except as otherwise provided in Section 5.7(f), (i) 50% of any Liabilities arising under any Collective Bargaining Agreement with respect to any Business Employee (including any national, sector or local agreement) as a result of a Business Employee’s termination of employment with Seller and its Subsidiaries in connection with the consummation of the Transaction and the other transactions contemplated hereby and (ii) 100% of any severance, termination indemnity, redundancy or similar termination payments or benefits required by applicable Law that may become payable to any Business Employee located in any non-U.S. jurisdiction as a result of a Business Employee’s termination of employment with Seller and its Subsidiaries in connection with the consummation of the Transaction and the other transactions contemplated hereby;

(e)  Liabilities relating to any Indebtedness;

(f)  Liabilities relating to any fees, expenses, costs or any other expenditures for legal, accounting, financial advisory, consulting, finders, travel, filing, printing or other similar services or products, or any other fees, expenses, costs or expenditures, in each case incurred by or at the direction of Seller or its Affiliates related to the solicitation of any other potential purchasers of the CGS Business or otherwise incurred in connection with the Transactions or the preceding sale process or the Merger or the other transactions contemplated by the Merger Agreement;

(g)  Any and all Liabilities for Excluded Taxes (it being agreed and understood that, notwithstanding any other provisions of this Agreement to the contrary, Sections 2.7(a), 2.7(e) (other than with respect to clause (f) of the definition of Indebtedness) and 2.7(h) shall not be considered to cover or include Taxes); and

(h)  50% of any monetary damages or other monetary penalty or fine payable to a Governmental Entity (including as a result of a settlement) to the extent arising out of, or to the extent related to, any Specified Proceeding.

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Affiliates will be required to assume, pay, perform or discharge any Retained Liabilities. The Parties hereto acknowledge and agree that a single Liability may fall within more than one of clauses (a) through (h) in this Section 2.7; such fact does not imply that any duplication of such Liability is required.  The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another clause.

Section 2.8  Closing Deliveries.

(a)  At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller (or one or more other Seller Entities designated by Seller) the following:

(i)  payment, by wire transfer(s) to one or more bank accounts designated in writing by Seller (such designation to be made by Seller at least two (2) Business Days prior to the Closing Date), of an amount in immediately available funds equal to the Estimated Purchase Price;

(ii)  the certificate to be delivered pursuant to Section 7.3(c);

(iii)  a counterpart of the Assignment and Assumption Agreement and Bill of Sale for the Purchased Assets and the Assumed Liabilities, by and between the Seller Entities and Purchaser, in substantially the form attached as Exhibit A hereto (the “Assignment and Assumption Agreement and Bill of Sale”), duly executed by Purchaser;

(iv)  a counterpart of the Transition Services Agreement, in substantially the form attached as Exhibit B hereto (the “Transition Services Agreement”), duly executed by Purchaser; and

(v)  in respect of each non-U.S. jurisdiction in which Purchased Assets or Assumed Liabilities are located, a counterpart to the applicable Foreign Assignment And Assumption Agreement, duly executed by Purchaser.

(b)  At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i)  the certificate to be delivered pursuant to Section 7.2(c);

(ii)  a counterpart of the Assignment and Assumption Agreement and Bill of Sale duly executed by Seller and each other Seller Entity named as a party thereto;

(iii)  a counterpart of the Transition Services Agreement, duly executed by Seller and each Subsidiary of Seller named as a party thereto;

(iv)  a duly executed IRS Form W-9 from each Seller Entity (or, if such Seller Entity is a “disregarded entity” for U.S. federal income Tax purposes, its regarded owner) that is a United States Person, within the meaning of Section 7701(a)(30) of the Code (a “U.S. Person”); and

(v)  in respect of each non-U.S. jurisdiction in which Purchased Assets or Assumed Liabilities are located, a counterpart to the applicable Foreign Assignment and Assumption Agreement, duly executed by Seller and each other Seller Entity named as a party thereto.

Section 2.9  Adjustment to Base Purchase Price.

(a)  Not earlier than fifteen (15) and not less than five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a written statement (the “Estimated Closing Statement”) setting forth (i) Seller’s good-faith estimate of Closing Date Net Working Capital (such estimate, the “Estimated Closing Date Net Working Capital”), (ii) Seller’s calculation of the Estimated Closing Date Net Working Capital Adjustment Amount, and (iii) on the basis of the foregoing, a calculation of the Estimated Purchase Price, in each case, together with reasonable supporting detail with respect to the calculation of all such amounts.  The Estimated Closing Statement shall set forth the calculations of such amounts in a manner consistent with Section 2.9(g).  Seller shall provide Purchaser with a reasonable opportunity to review and to propose comments to the Estimated Closing Statement. Within five (5) Business Days after the delivery of the Estimated Closing Statement, if Purchaser has any objections to Seller’s calculation of the Estimated Purchase Price, Purchaser may provide a written statement of its objections to Seller, which Seller shall consider in good faith (it being understood that Seller will be able to accept or reject any such comments in its sole discretion and the Parties will be required to consummate the Closing based on the Estimated Closing Statement, as amended as applicable to reflect any of Purchaser’s comments accepted by Seller in its sole discretion).

(b)  As promptly as reasonably practicable, and in any event within sixty (60) days, after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth in reasonable detail, with reasonable supporting documentation, Purchaser’s good faith calculation of (A) Closing Date Net Working Capital and (B) Closing Date Net Working Capital Adjustment Amount, and on the basis of the foregoing, its calculation of the Purchase Price.  For the avoidance of doubt, in no event shall the Post-Closing Statement be permitted to be delivered on more than one occasion or amended subsequent to the initial submission.

(c)  Within forty-five (45) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any good faith dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided that if Seller does not deliver any Dispute Notice to Purchaser within such forty-five (45)-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties hereto.  The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and (ii) Seller’s position on the appropriate amount of such item; provided that Seller shall be deemed to have agreed with all other items and amounts on the Post-Closing Statement.  Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein.  If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall engage, within ten (10) Business Days following the expiration of the Dispute Resolution Period, a nationally recognized major accounting firm selected jointly by Seller and Purchaser (the “Independent Accounting Firm”) to resolve any such dispute; provided that, if Seller and Purchaser are unable to agree on the Independent Accounting Firm, then each of Seller and Purchaser shall select a nationally recognized major accounting firm, and the two (2) firms will mutually select a third (3rd) nationally recognized major accounting firm to serve as the Independent Accounting Firm.  As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing each Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm.  Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination, binding on the Parties to this Agreement, of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice.  The Independent Accounting Firm shall make such final determination based solely on the written submissions of Purchaser, on the one hand, and Seller, on the other hand, regarding the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice which Seller and Purchaser have submitted to the Independent Accounting Firm.  With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in their respective presentations to the Independent Accounting Firm described above.  Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to the disputed line items submitted to the Independent Accounting Firm by Purchaser and Seller and whether any disputed determinations of the Closing Date Net Working Capital were properly calculated in accordance with the Transaction Accounting Principles and this Agreement.  Absent fraud or manifest error, all determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm, shall be final, conclusive and binding on the Parties hereto.  The Parties hereto agree that any adjustment as determined pursuant to this Section 2.9(c) shall be treated as an adjustment to the Purchase Price, except as otherwise required by Law.

(d)  All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller and Purchaser in proportion to the allocation of the dollar value of the amounts in dispute between Seller and Purchaser resolved by the Independent Accounting Firm, such that the Party prevailing on the greatest dollar value of such disputes pays the lesser proportion of the fees.  For example, should the items in dispute total one thousand Dollars ($1,000) and the Independent Accounting Firm awards six hundred Dollars ($600) in favor of Seller’s position, then 60% of the costs of its review would be borne by Purchaser and 40% of the costs of its review would be borne by Seller.

(e)  For purposes of complying with the terms set forth in this Section 2.9, each of Seller and Purchaser shall reasonably cooperate with and make available to each other and their respective Representatives all information, records, data and working papers, in each case to the extent relevant to the preparation of the Estimated Closing Statement or the Post-Closing Statement, as applicable, and shall permit reasonable access during normal working hours to its facilities and personnel that were involved in the preparation of the Estimated Closing Statement or the Post-Closing Statement, as applicable, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any disputes thereunder.

(f)  If the Purchase Price as finally determined pursuant to this Section 2.9 exceeds the Estimated Purchase Price, Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser; and if the Purchase Price as finally determined pursuant to this Section 2.9 is less than the Estimated Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such difference to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller.  Any payment required to be made pursuant to this Section 2.9(f) shall be made within five (5) Business Days of the date on which the Purchase Price is finally determined pursuant to this Section 2.9.

(g)  Each of the Estimated Closing Statement (including the Estimated Purchase Price and components thereof) and the Post-Closing Statement (including the Purchase Price and components thereof) shall be prepared and calculated in accordance with the definitions of such terms contained in the Agreement and the Transaction Accounting Principles consistently applied.  Neither the calculations nor the purchase price adjustment to be made pursuant to this Section 2.9 is intended to be used to adjust for errors or omissions, under GAAP or otherwise, that may be found with respect to the Business Financial Information or the Closing Date Net Working Capital Target.  No event, act, change in circumstance or similar development, including any market or business development or change in GAAP or applicable Law, arising or occurring after the Closing, shall be taken into consideration in the calculations to be made pursuant to this Section 2.9.

(h)  Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final, conclusive and binding in accordance with this Section 2.9, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures that would impede or delay, or reasonably be expected to impede or delay, the final determination of the Purchase Price or the preparation of any Dispute Notice, in each case, in the manner and utilizing the methods provided by this Agreement.

Section 2.10  Purchase Price Allocation.  Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes among the Purchased Assets.  No later than sixty (60) days after the date on which the Purchase Price is finally determined pursuant to Section 2.9, Seller shall deliver to Purchaser a proposed allocation of the Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes as of the Closing Date determined in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Seller’s Allocation”).  If Purchaser disagrees with Seller’s Allocation, Purchaser may, within thirty (30) days after delivery of Seller’s Allocation, deliver a written notice (the “Purchaser’s Allocation Notice”) to Seller to such effect, specifying those items as to which Purchaser disagrees and setting forth Purchaser’s proposed allocation.  If the Purchaser’s Allocation Notice is duly delivered, Seller and Purchaser shall, during the twenty (20) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (as finally determined pursuant to Section 2.9) and any other items that are treated as additional consideration for Tax purposes. If Seller and Purchaser are unable to reach such agreement, the Parties shall be entitled to use separate allocations of the Purchase Price.  The allocation, as prepared by Seller if no Purchaser’s Allocation Notice has been given or as adjusted pursuant to any agreement between Seller and Purchaser, if any (the “Allocation”), shall be conclusive and binding on the Parties hereto.  Seller and Purchaser shall not, and shall cause their respective Affiliates not to, take any position inconsistent with the Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law).

Section 2.11  Non-Assignment; Consents.

(a)  Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer or convey any Purchased Asset if an attempted sale, assignment, transfer or conveyance thereof would be prohibited by Law or would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (collectively, “Approvals” and such assets, collectively, the “Non-Assignable Assets”), (i) constitute a breach or other contravention thereof, or result in any acceleration of obligations of Seller or any of its Subsidiaries or the exercise of rights or remedies by any counterparty, including rights of recapture or termination (including in the case of any request for approval or consent, in which case no such request shall be made without the agreement of the Parties), (ii) be ineffective, void or voidable, or (iii) adversely affect in any material respect the rights thereunder of Seller, any of its Subsidiaries, Purchaser or any of their respective Affiliates, unless and until such Approval is obtained, it being understood that the obtainment of any Approval solely by virtue of this Section 2.11(a) is not a condition to the Closing and that, subject to the satisfaction of the conditions set forth in Article VII, the Closing shall proceed in accordance with this Agreement, and Purchaser shall pay the full Estimated Purchase Price at the Closing without the sale, assignment, conveyance, transfer or delivery of such Non-Assignable Assets.

(b)  Prior to the Closing and continuing for a period of one (1) year following the Closing Date, Seller and Purchaser shall use commercially reasonable efforts to obtain, or cause to be obtained, any Approval (other than Regulatory Approvals, which shall be governed by Section 5.1) (collectively, the “Non-Regulatory Approvals”) required to sell, assign or transfer the Non-Assignable Assets and to obtain the unconditional release of Seller and its Affiliates so that Purchaser and its Affiliates shall be solely responsible for the related Liabilities (including the Assumed Liabilities) after Closing (provided that, for the avoidance of doubt, obtaining such unconditional release shall not be part of obtaining the Approval for any such Non-Assignable Asset).  If any such Approval is not obtained prior to Closing, until the earliest of (i) such time as such Approval or Approvals are obtained, or such Approval or Approvals have been denied in writing, (ii) one (1) year following the Closing Date and (iii) with respect to a Non-Assignable Asset that is a Contract, the expiration of the term of such Contract in accordance with its current term or the execution of a replacement Contract following the Closing by Purchaser or its Affiliate, then Seller shall cooperate with Purchaser to the extent permitted by such Contract and applicable Law, in any arrangement reasonably acceptable to Purchaser and Seller intended to both (x) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets and (y) cause Purchaser to assume and bear all costs and Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement).  In furtherance of the foregoing, Purchaser will promptly pay, perform or discharge when due any Liability arising thereunder after the Closing Date.

(c)  Notwithstanding anything herein to the contrary, none of Seller, any of its Subsidiaries nor Purchaser shall have any obligation under this Agreement or otherwise to pay any consent, approval or waiver “fee,” discount, rebate or any money or other consideration beyond administrative costs to any Person, agree to any modification or amendment of or any concession to any counterparty to any Contract, or to initiate any Proceeding against any Person in order to obtain any Non-Regulatory Approvals.

(d)  For so long as the Seller Entities hold any Purchased Assets and provide Purchaser any claims, rights and benefits of any such Purchased Asset pursuant to an arrangement described in Section 2.11(a) or Section 2.11(b), Purchaser shall indemnify and hold harmless Seller, the other Seller Entities and their respective Affiliates from and against all losses, liabilities, damages and costs incurred or asserted as a result of Seller’s or any such Affiliate’s or their respective Affiliate’s post-Closing direct or indirect ownership, management or operation of any such Purchased Assets (only to the extent that such losses, liabilities, damages and costs relate to the CGS Business).  Notwithstanding anything contained herein to the contrary, any transfer or assignment to Purchaser of any Purchased Asset that shall require an Approval as described above in this Section 2.11 shall be made subject to such Approval being obtained.

Section 2.12  Bulk Sales Waiver.  Purchaser and its Affiliates acknowledge that the Seller Entities have not taken, and do not intend to take, any actions required to comply with any applicable “bulk transfer law” or “bulk sales law” (or any similar Law) of any jurisdiction.  Purchaser and its Affiliates hereby waive compliance by the Seller Entities with the provisions of any “bulk transfer law” or “bulk sales law” (or any similar Law) of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 2.13  Wrong Pocket Assets and Liabilities.  Upon the terms and conditions set forth in this Agreement and the other Transaction Documents, if, following the Closing (but subject to Section 2.11) (i) any Purchased Asset or Assumed Liability remained with Seller, any other Seller Entity or any other Subsidiary of Seller, Seller, such Seller Entity or such Subsidiary (as the case may be) shall transfer without effect on the Purchase Price, such Purchased Asset or Assumed Liability as soon as reasonably practicable to Purchaser (or Purchaser’s designees) and Purchaser (or Purchaser’s designees, as the case may be) shall accept any such Purchased Asset and assume any such Assumed Liability, and (ii) any asset that is not a Purchased Asset or Liability that is not an Assumed Liability transferred to Purchaser in deviation from the terms and conditions of this Agreement or any other Transaction Document, Purchaser or its designees, as applicable, shall transfer without effect on the Purchase Price, such asset or Liability as soon as reasonably practicable to Seller or the applicable Seller Entity as directed by Seller, and Seller or the applicable Seller Entity shall accept any such asset and assume any such Liability.  Prior to any such transfer, the Person receiving or possessing such Purchased Asset or Assumed Liability, or other asset or Liability, as the case may be, shall hold such asset or Liability in trust for or on behalf of the Person to which it shall be transferred pursuant to this Section 2.13.

Section 2.14  Foreign Transfer and Acquisition Agreements.  The assignment, transfer and conveyance of the Purchased Assets and the assumption of the Assumed Liabilities in non-U.S. jurisdictions, if required by applicable Law, will be effected pursuant to an individual short-form assignment and assumption agreement (each, a “Foreign Assignment and Assumption Agreement”) on a country-by-country basis in substantially the form attached as Exhibit C hereto, with such changes as are reasonably agreed by the Parties based on the requirements of applicable foreign Law; provided in each case that the Foreign Assignment and Assumption Agreements shall serve purely to effect the legal transfer of the applicable Purchased Assets and the legal assumption of the applicable Assumed Liabilities and shall not have any effect on the value being received by Purchaser or given by Seller, including the allocation of assets and Liabilities as between them, all of which shall be determined in accordance with this Agreement.  No such Foreign Assignment and Assumption Agreement shall in any way modify, amend or constitute a waiver of any provision of this Agreement or include any additional representations or warranties, covenants or agreements except to the extent required by the Law of the applicable jurisdiction or to the extent required to effectuate the assignment, transfer or conveyance of the applicable Purchased Asset or the assumption of the applicable Assumed Liability in such jurisdiction, and, in the event of any inconsistency between this Agreement and a Foreign Assignment and Assumption Agreement, this Agreement will control to the extent permissible under applicable Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedules shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1  Organization, Standing and Power.

(a)  Each of Seller and the other Seller Entities is duly organized, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of organization and has all necessary organizational power and authority to carry on the CGS Business as presently conducted, except (other than with respect to such entity’s due organization and valid existence) as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)  Each of Seller and the other Seller Entities is licensed or qualified to do business and is in good standing in each jurisdiction in which the properties or assets owned or leased by it or the operation of the CGS Business makes such licensing or qualification necessary, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.2  Authority; Execution and Delivery; Enforceability.  Each Seller Entity has all necessary power and authority to execute the Transaction Documents, as applicable, to which it is or will be a party and to consummate the Transaction and the other transactions contemplated hereby and thereby.  The execution and delivery by each Seller Entity of the Transaction Documents, as applicable, to which it is or will be a party and the consummation by it of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of Seller and the other Seller Entities.  Seller has duly executed and delivered this Agreement, and will duly execute and deliver (and cause the other Seller Entities to duly execute and deliver) the other Transaction Documents to which a Seller Entity is or will be a party, and assuming due authorization, execution and delivery by Purchaser, this Agreement will constitute Seller’s valid and binding obligation and the other Transaction Documents will constitute the valid and binding obligation of each Seller Entity party thereto, in each case, enforceable against each such Seller Entity in accordance with its terms, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.3  No Conflicts; Consents.  The execution and delivery by each Seller Entity of this Agreement and the other Transaction Documents to which it is or will be a party does not and will not, and the consummation of the Transaction and the other transactions contemplated hereby and thereby and compliance by such Seller Entity with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, require any consent or other action by any Person, or give rise to a right of termination, cancellation or acceleration of any right or obligation or any loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the Purchased Assets under, any provision of (a) the Organizational Documents of any Seller Entity, (b) any Judgment or Law applicable to the CGS Business or to which any Seller Entity is subject or (c) any Business Contract, except, with respect to the foregoing clauses (b) and (c), for any such items that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or impair or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby.  Assuming the truth and accuracy of the representations and warranties of Purchaser set forth in

Article IV, no Approval of any Governmental Entity is required to be obtained or made by or with respect to Seller or the other Seller Entities in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents or the consummation of the Transaction and the other transactions contemplated hereby and thereby, other than (i) compliance with any applicable requirements of the HSR Act and with other applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, together with the HSR Act, the “Antitrust Laws”), (ii) compliance with the EC Commitments and approval of the Transaction by the EC, (iii) in respect of any licenses or Permits set forth on Section 3.3(iii) of the Seller Disclosure Schedules and (iv) those that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or to impair or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby.

Section 3.4  Proceedings.

(a)  There are no Proceedings pending or, to the Knowledge of Seller, threatened in writing, against Seller or the other Seller Entities arising out of or relating to the CGS Business, that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or impair or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby.

(b)  There is no Judgment arising out of or relating to any Seller Entity in connection with the CGS Business that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or impair or materially delay the ability of Seller to perform its obligations under this Agreement or consummate the Transaction and the other transactions contemplated hereby.

Section 3.5  Financial Information; Absence of Undisclosed Liabilities.

(a)  Section 3.5(a) of the Seller Disclosure Schedules sets forth true and complete copies of the combined financial information of CGS consisting of the balance sheet accounts associated with the CGS Business as of September 30, 2021 and December 31, 2020 and 2019 and the related adjusted statements of operations and statement of profits and losses for the nine-month period and fiscal year, as applicable, then ended (such items, together with the notes and schedules thereto, collectively, the “Business Financial Information”).

(b)  The Business Financial Information (i) have been derived from the books and records of Seller, the other Seller Entities and their respective Subsidiaries and include the application of certain management judgements made in good faith, (ii) fairly present, in accordance with GAAP, in all material respects, the combined financial position of the CGS Business as of the date thereof and the combined results of operations of the CGS Business for the period covered therein and (iii) have been prepared as between such Business Financial Information on a comparable basis in accordance with GAAP and on the basis of the same accounting principles, methods and procedures, consistently applied in all material respects throughout the periods indicated; provided that the Business Financial Information and the foregoing representations and warranties are qualified by the fact that the CGS Business has not operated as a separate standalone entity and therefore the Business Financial Information do not include all of the costs necessary for the CGS Business to operate as a separate standalone entity, nor do they necessarily represent the financial, operating or other results of the CGS Business had the CGS Business been operated as a standalone entity.

(c)  There are no Liabilities of the CGS Business of any nature (whether accrued, absolute, contingent or otherwise), except Liabilities (i) reflected or reserved against in the balance sheet accounts as of September 30, 2021 included in the Business Financial Information, (ii) incurred in the ordinary course of business since September 30, 2021, (iii) that are Retained Liabilities or will be reflected in the Closing Date Net Working Capital, (iv) incurred by entering into this Agreement or the other Transaction Documents or otherwise incurred in connection with the Transactions or (v) as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.6  Absence of Changes or Events.

(a)  Except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, since December 31, 2020 through the date of this Agreement, the CGS Business has been conducted in all material respects in the ordinary course (other than in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which was otherwise taken, or omitted to be taken, in response to COVID-19, as determined in good faith by Seller in its reasonable discretion).

(b)  Since December 31, 2020 through the Closing Date, there has not been, individually or in the aggregate, a Business Material Adverse Effect or any Effect that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c)  Since December 31, 2020 through the date of this Agreement, there has not been any action of the type described in Section 5.2(b)(iii), (iv), (v), (vi), (vii), (ix) or (x), or with respect to any of the foregoing, Section 5.2(b)(xii), which action would be in violation of Section 5.2(b) had such action been taken after the date of this Agreement and prior to the Closing.

Section 3.7  Sufficiency of Assets; Title.

(a)  As of the Closing, the Purchased Assets, (i) taking into account the Transition Services Agreement and all of the assets and services (other than Intellectual Property Rights) to be provided, acquired, leased or licensed under the Transaction Documents, (ii) assuming all Approvals have been obtained or transferred, (iii) excluding the Excluded Services (as such term is defined in the Transition Services Agreement), (iv) assuming all Business Employees remain employed by, or a contractor or consultant of, the CGS Business at the Closing and (v) assuming that Purchaser enters into sufficient replacements for the Excluded Enterprise Agreements set forth on Section 3.7(a) of the Seller Disclosure Schedules, constitute all of the assets and services (other than real property) used in or necessary to conduct the CGS Business in all material respects in the manner conducted by Seller as of immediately prior to the Closing. The foregoing is not, and is not intended to be, a representation or warranty of any kind with respect to

Intellectual Property Rights, which representations and warranties are solely as set forth in Section 3.8.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, Seller or another Selling Entity has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

Section 3.8  Intellectual Property.

(a)  Section 3.8(a) of the Seller Disclosure Schedules sets forth a true and complete list as of the date hereof of Registered Intellectual Property included in the Transferred CGS Business Intellectual Property (the “Registered CGS Business Intellectual Property”).  Other than the Registered CGS Business Intellectual Property, neither Seller nor any of its Subsidiaries own any Registered Intellectual Property that is Primarily Related to the CGS Business.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect:  (i) Seller has not received notice (in writing, or to the Knowledge of Seller, otherwise) that any of the CGS Business Intellectual Property is subject to any Judgment adversely affecting the use thereof by, or rights thereto of, Seller or any of its Subsidiaries (as applicable); (ii) Seller has not received notice (in writing, or to the Knowledge of Seller, otherwise) of any Proceeding concerning the ownership, registrability, patentability, validity or enforceability of any CGS Business Intellectual Property (other than ordinary course proceedings related to the application for any item of the Registered CGS Business Intellectual Property); (iii) each item of the Registered CGS Business Intellectual Property is subsisting and, to the Knowledge of Seller, not invalid or unenforceable; (iv) to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any CGS Business Intellectual Property; (v) there are no pending Proceedings brought by Seller against any third party and Seller has not provided notice (in writing, or to the Knowledge of Seller, otherwise) to any third party since January 1, 2020 until the date of this Agreement, alleging infringement, misappropriation or other violation of any CGS Business Intellectual Property by such third party; and (vi) there are no pending Proceedings against Seller brought by any third party and Seller has not received notice (in writing, or to the Knowledge of Seller, otherwise) from any third party since January 1, 2020 until the date of this Agreement, alleging that the operation of the CGS Business or the products and services of the CGS Business infringe, misappropriate or otherwise violate any Intellectual Property Rights of such third party.

(c)  The Intellectual Property Rights licensed to Purchaser and its Affiliates pursuant to the Transaction Documents and the CGS Business Intellectual Property include all of the Intellectual Property Rights used in or necessary to conduct the CGS Business in all material respects in the manner currently conducted as of immediately prior to the Closing.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, Seller and the Seller Entities are current in the payment of all registration, maintenance and renewal fees with respect to the Registered CGS Business Intellectual Property.

(e)  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) Seller and each of its Subsidiaries have taken commercially reasonable steps to protect and maintain any Trade Secrets included in the CGS Business Intellectual Property and (ii) there have been no unauthorized uses or disclosures of any such Trade Secrets.  In respect of the CGS Business, neither Seller, the Seller Entities nor their respective Affiliates has disclosed, delivered or licensed, or is aware of any disclosure by any third party of, the source code of any Software or any Trade Secret in each case included in the Transferred CGS Business Intellectual Property used by the CGS Business, other than disclosures to Persons subject to confidentiality obligations restricting the use and disclosure of such source code or Trade Secret and in the ordinary course of business, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. To the Knowledge of Seller, there has been no unauthorized theft, reverse engineering, decompiling, disassembling of or other unauthorized access to any Transferred Technology.

(f)  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each employee or independent contractor who has created or developed any Transferred CGS Business Intellectual Property has either by operation of law or a valid written agreement assigned to the applicable Seller Entity all such Intellectual Property Rights in such Person’s contribution and (ii) as of the date hereof, no current or former employee, independent contractor, agent or other representative has challenged any Seller Entities’ ownership of any Transferred CGS Business Intellectual Property.

(g)  To the extent any such written specifications and related documentation exist, the Transferred Technology, including Software, is in compliance in all material respects with their written specifications without material defects or errors when used in accordance with such specifications and related documentation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Transferred Technology, including Software, does not (A) contain any virus, “trojan horse”, worm or other Software routines designed to or that otherwise may permit unauthorized access to or disable, erase or otherwise harm such Transferred Technology and (B) incorporate, link to or otherwise interact with any software licensed under an Open Source Software license in a manner that requires the disclosure or distribution to any Person or the public of any portion of the source code of any Software included in the Transferred Technology or prohibits or limits the receipt of consideration in connection with licensing, sublicensing or distributing of such Software and (ii) Seller and each of its Subsidiaries are in compliance with the terms and conditions of all licenses for Open Source Software to which any Software included in the Transferred Technology is subject, including notice and attribution obligations.

Section 3.9  Real Property. There is no owned or leased real property Primarily Related to the CGS Business.

Section 3.10  Contracts.

(a)  Section 3.10(a) of the Seller Disclosure Schedules sets forth as of the date of this Agreement a true and complete list of each of the following Business Contracts and Excluded Enterprise Agreements (other than purchase orders and invoices, and, in each case, other than any Contract that is used to provide services, assets or products pursuant to the Transaction

Documents) (each such Contract set forth or required to be set forth in Section 3.10(a) of the Seller Disclosure Schedules, collectively, and together with the ABA Agreement and the LSTA Agreement, the “Material Contracts”):

(i)  any Contract with one of the Material Customers or the Material Vendors;

(ii)  any Contract with a distributor for the CGS Business that requires payments in excess of one million Dollars ($1,000,000) per year;

(iii)  any joint venture, partnership or other similar agreement involving co-investment, profit-sharing or similar arrangements between the CGS Business with a third party;

(iv)  any Contract containing covenants that would restrict or limit in any material respect the ability of the CGS Business (or Purchaser or any of its Affiliates after the Closing) to compete in any business or with any Person or in any geographic area (excluding Contracts that (A) are terminable by Seller or its Affiliate(s) part(ies) thereto without cause on no more than ninety (90) days’ prior notice to the other part(ies) thereto or (B) have a term expiring within six (6) months after the date hereof);

(v)  any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the CGS Business will have a material obligation with respect to an “earn out”, contingent purchase price or similar contingent payment obligation or any other material Liability or that has not been consummated as of the date hereof;

(vi)  any Contract relating to the placing of a Lien (other than a Permitted Lien) on any of the Purchased Assets;

(vii)  any Contract material to the CGS Business providing for a material obligation for the indemnification of any Person by Seller or any of its Affiliates in respect of the CGS Business (excluding indemnification of customers, vendors and counterparties to other Business Contracts in the ordinary course of business consistent with past practice);

(viii)  any Contract relating to the resolution, settlement, release or compromise of any actual or threatened Proceeding Primarily Related to the CGS Business with a value greater than one million Dollars ($1,000,000) which is not a Retained Liability or which provides for any equitable remedy on the CGS Business;

(ix)  any Contract pursuant to which a third party grants a license to any Intellectual Property Rights material to the CGS Business (but excluding any Contract for commercially available off-the-shelf software), or pursuant to which Seller or its Subsidiaries grants a license to any material CGS Business Intellectual Property to any third party (other than non-exclusive licenses granted in the ordinary course of business);

(x)  any Intercompany Arrangement; and

(xi)  any Contract with a Governmental Entity.

(b)  (i)  Seller has provided to Purchaser a true and complete copy of each Material Contract in effect as of the date hereof.  Each Material Contract is in full force and effect and is valid, binding and enforceable against the Seller Entity party thereto and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the Enforceability Exceptions, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, and (ii) neither Seller (or its applicable Subsidiary) nor, to the Knowledge of Seller, any other party to a Material Contract is in breach or violation of, or default under, any obligation under any Material Contract and no event has occurred that, with or without notice or lapse or time or both, would constitute such a breach, violation or default, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.11  Compliance with Applicable Laws; Permits.

(a)  None of the Seller or any of its Affiliates, to the extent applicable to its ownership of the Purchased Assets or other involvement in the conduct of the CGS Business, is or since January 1, 2020 has been, in violation in any material respect of any Law (including Anti-Corruption Laws) applicable to the CGS Business.

(b)  The Permits held by Seller or any Seller Entity relating to the CGS Business and constituting Purchased Assets constitute all Permits necessary for the conduct of the CGS Business as currently conducted as of the date of this Agreement and immediately prior to the Closing in accordance with applicable Law, except where the failure to hold the same would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.12  Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect:  (a) all Tax Returns required to be filed with respect to the Purchased Assets, the Assumed Liabilities or the CGS Business have been timely filed (taking into account extensions) and all such Tax Returns are correct and complete; (b) all Taxes imposed with respect to any of the Purchased Assets, the Assumed Liabilities or the CGS Business that will have been required to have been paid on or prior to the Closing Date have been paid or will be timely paid by the due date thereof; (c) as of the date of this Agreement, there is no pending Tax Proceeding by any Taxing Authority with respect to any Tax with respect to the Purchased Assets, the Assumed Liabilities or the CGS Business; (d) there are no Liens for Taxes upon any of the Purchased Assets, the Assumed Liabilities or the CGS Business other than Permitted Liens; (e) except in the ordinary course of business, neither Seller nor any of its Affiliates have entered into a written agreement waiving or extending any statute of limitations with respect to any Taxes of the Purchased Assets, the Assumed Liabilities or the CGS Business (other than automatic or automatically granted waivers or extension);  and (f) none of the Purchased Assets to be transferred pursuant to this Agreement by a Seller Entity that is not a U.S. Person are U.S. real property interests within the meaning of Section 897(c) of the Code and U.S. Treasury Regulation Section 1.897-1(c).  Notwithstanding any other provision of this Agreement to the contrary, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.12 (i) are the only representations and warranties made by Seller with respect to Tax matters, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto, (ii) other than with respect to Sections 3.12(d) and (f), shall not be interpreted as containing any representation or warranty with respect to any U.S. federal income Tax matters or other income Tax matters and (iii) other than with respect to Section 3.12(f), shall not be interpreted as containing any representation or warranty with respect to any Tax matters (other than income Tax matters), except in the case of this clause (iii) insofar as a breach, as so interpreted, would reasonably be expected to result in a Lien, other than a Permitted Lien, on any of the Purchased Assets or the CGS Business.

Section 3.13  Labor Relations; Employees and Employee Benefit Plans.

(a)  On the date hereof, Seller has delivered to Purchaser a true and complete anonymized list of each Business Employee (including each Business Employee on a leave of absence) as of the date hereof setting forth each such Business Employee’s (i) name, (ii) title/position, (iii) principal place of employment, (iv) status (active or on leave; full-time or part-time), (v) hire date (and service crediting date, if different), (vi) annual base salary or base wage rate, (vii) union status, (viii) exemption status, (ix) target equity incentive compensation and (x) target cash incentive compensation opportunity (the “Business Employee Census”).  No later than fifteen (15) Business Days prior to the anticipated Closing Date, Seller shall deliver a revised version of the un-anonymized Business Employee Census which is updated as of the date of delivery.

(b)  Section 3.13(b) of the Seller Disclosure Schedules sets forth a list of each material Benefit Plan, separately identifying with a footnote each Benefit Plan or any portion thereof for which assets or Liabilities will transfer to Purchaser or its Affiliates pursuant to Section 5.7 or by operation of Law.  Seller has made available to Purchaser the summary plan description relating to each such material Benefit Plan and will make available any other information within its possession regarding any Benefit Plans as reasonably required for, and requested in writing by, Purchaser to comply with its obligations under Section 5.7, subject to applicable Law.

(c)  Except as set forth on Section 3.13(c) of the Seller Disclosure Schedules, no Benefit Plan is (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Sections 412 or 430 of the Code, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) is a “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).  None of Seller, any of its Subsidiaries or any of their respective ERISA Affiliates sponsor, maintains or contributes to or has any Liabilities (whether actual or contingent) under any Multiemployer Plan for the benefit of any Business Employees.

(d)  Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification, and no circumstances exist that would reasonably be expected to result in any such letter being revoked.  Except as set forth on Section 3.13(d) of the Seller Disclosure Schedules, no Benefit Plan provides post-employment health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable Law or at the sole expense of the participant or the participant’s beneficiary. Since January 1, 2020, all contributions, premiums and payments required to be made on behalf of each Business

Employee by Law, the terms of a Benefit Plan or any agreement relating thereto or the terms of any Collective Bargaining Agreement have been timely made in all material respects.

(e)  With respect to the CGS Business, Seller and its Affiliates are, and have been since January 1, 2020, in compliance in all material respects with all applicable Laws with respect to employment and labor, including but not limited to, Laws relating to wages, hours, overtime, collective bargaining, equal employment opportunities, fair employment practices, harassment, retaliation, hiring, promotion and termination of employees, working conditions, leaves of absence, paid sick leave, classification of service providers, unemployment insurance, employment discrimination, safety and health, immigration status, workers’ compensation, and the collection and payment of withholding and employment Taxes (collectively, “Employment Laws”).  Since January 1, 2020, there have been no material Proceedings relating to the Employment Laws pending or, to the Knowledge of Seller, threatened in writing with respect to the CGS Business before any arbitrator or Governmental Entity, including the U.S. Equal Employment Opportunity Commission or any similar non-U.S., state or local agency and neither Seller nor any of its Affiliates has any Liability for the misclassification of any Person providing services to the CGS Business as an independent contractor, temporary employee, leased employee or any other service provider compensated other than through reportable wages (as an employee) paid by Seller or its Affiliates.

(f)  Except as required by applicable Law or as expressly contemplated by this Agreement, neither the execution of this Agreement nor the consummation of the Transaction (whether alone or together with any other events) will (i) result in any material payment becoming due to any Business Employee, (ii) result in payment, acceleration, vesting or increase in any material compensation or benefits otherwise payable to any Business Employee or (iii) result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits due to any Business Employee under, or increase other material obligations pursuant to, any Benefit Plan with respect to any Business Employee.

(g)  Set forth on Section 3.13(g) of the Seller Disclosure Schedules is a true and correct list of each collective bargaining or other labor agreement of Seller or any of its Affiliates to which any Business Employees are subject (each, a “Collective Bargaining Agreement”), which list is true and complete as of the date of this Agreement.  Neither Seller nor any of its Affiliates has breached or otherwise failed to comply with the material terms of any Collective Bargaining Agreement, and neither the execution and delivery of this agreement nor the consummation of the Transaction will, either alone or in combination with any other event, result in any breach or other violation of any Collective Bargaining Agreement.  Since January 1, 2020 until the date hereof, there have been no strikes or lockouts involving Business Employees.  Since January 1, 2020, there have not been any union organizing drives, petitions, or efforts to organize any Business Employees by a union or other labor organization, including but not limited to any representation petitions filed with the National Labor Relations Board or similar Governmental Entity. Except as set forth on Section 3.13(g), neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) require the Seller or any of its Affiliates to inform, consult with or obtain the approval of any labor or trade unions, work councils, employee representatives or employees, or (ii) result in the withdrawal from any Multiemployer Plan.

(h)  Since January 1, 2021, Seller has not effectuated (i) a “plant closing” (as defined in the WARN Act) in connection with the CGS Business or (ii) a “mass layoff” (as defined in the WARN Act) of individuals employed at or who primarily provided services to the CGS Business. Seller has heretofore made available to Purchaser a true and complete list of layoffs, by location, implemented by Seller since January 1, 2021 in respect of the CGS Business.  Seller and its Affiliates have not, and are not currently planning or anticipating, any layoffs, terminations, furloughs, reductions in compensation or benefits or other cost-saving measures affecting any Business Employees, in each case, other than terminations of employment in the ordinary course of business.

(i)  Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of U.S. Treasury Regulation Section 1.409A-1(a)(i) (i) was operated in material compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code or (B) guidance issued by the IRS thereunder (including IRS Notice 2005-1), to the extent applicable and effective (clauses (A) and (B), together, the “409A Authorities”), (ii) has been operated in material compliance with the 409A Authorities and the final U.S. Treasury Regulations issued thereunder since January 1, 2009, and (iii) each such plan has been in material documentary compliance with the 409A Authorities and the final U.S. Treasury Regulations issued thereunder since January 1, 2009.

(j)  To the Knowledge of Seller, since January 1, 2020, no allegations or reports of sexual harassment, hostile work environment or similar misconduct have been made against any Business Employee.

Section 3.14  Intercompany Arrangements.  Other than the Transaction Documents, Section 3.14 of the Seller Disclosure Schedules lists all Contracts solely between or among Seller and/or its Subsidiaries, or solely between or among Seller and/or its Subsidiaries, on the one hand, and Pacific and/or its Subsidiaries, on the other hand, with respect to the conduct of the CGS Business or by which the Purchased Assets are bound (“Intercompany Arrangements”).

Section 3.15  Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller for which Purchaser or any of its Affiliates would have any Liability.

Section 3.16  Data Protection.

(a)  To the Knowledge of Seller, (i) in respect of the CGS Business, each of Seller, the other Seller Entities and their respective Affiliates, has complied since January 1, 2020 in all material respects with all applicable requirements of Data Protection Requirements, (ii) in respect of the CGS Business, no Person has gained unauthorized access to, engaged in unauthorized processing, disclosure, use or access to, or unlawfully destroyed, lost or altered any Personally Identifiable Information within the possession or control of the Seller, the other Seller Entities or their respective Affiliates and (iii) the Seller, the other Seller Entities or their respective Affiliates have not notified, either voluntarily or as required by any Data Protection Requirements, any affected Person, third party, Governmental Entity or the media of any breach or non-permitted use or disclosure of Personally Identifiable Information within the possession or control of the Seller, the other Seller Entities or their respective Affiliates.

(b)  Since January 1, 2020, (i) no Data Protection Authority, Person or Governmental Entity has alleged in writing that, in respect of the CGS Business, any of Seller, the other Seller Entities or their respective Affiliates, has failed to comply with any applicable requirements of Data Protection Requirements or threatened in writing to conduct an investigation into or take enforcement action in respect of the CGS Business against any of Seller, the other Seller Entities or their respective Affiliates and (ii) in respect of the CGS Business, Seller, the other Seller Entities or their respective Affiliates have not been subject to any complaints, lawsuits, investigations or claims regarding their collection, storage, transfer, maintenance or use of any Personally Identifiable Information and there are no such pending or threatened (in writing or, to the Knowledge of Seller, otherwise) complaints, lawsuits, investigations or claims. To the Knowledge of Seller, there is no fact or circumstance that would reasonably be expected to lead to any such complaints, lawsuits, investigations or claims.

Section 3.17  Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (a) all material insurance policies issued to any Seller Entity, solely to the extent such policies provide coverage for the CGS Business, are in full force and effect in all material respects, except for any expiration thereof in accordance with the terms thereof, (b) no written notice of cancelation or modification has been received in respect of such policies other than in connection with ordinary renewals, and (c) there is no material default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

Section 3.18  Key Customers and Vendors.  Section 3.18 of the Seller Disclosure Schedules set forth a list of (a) the top twenty (20) customers of the CGS Business (the “Material Customers”) and (b) the top twenty (20) standalone third party vendors of the CGS Business (the “Material Vendors”), determined by the aggregate consideration paid to or by the CGS Business, as applicable, during the twelve (12)-month period ended December 30, 2020.  No Material Customer or Material Vendor has canceled, terminated or otherwise materially modified its relationship with the CGS Business, and no Seller Entity has received written notice from any Material Customer or Material Vendor that it intends to cancel or terminate a material portion of its relationship with the CGS Business or otherwise materially modify its relationship with the CGS Business. No Seller Entity is engaged in any material dispute with any Material Customer or Material Vendor.

Section 3.19  Affiliate Transactions.  No Affiliate of any Seller Entity, or any officer, director or employee of any Seller Entity or, to the Knowledge of Seller, any individual related by blood, marriage or adoption to any such individual or any entity in which any such individual owns any beneficial interest, (a) is a party to any Contract (other than with respect to any officer, director or employee of any Seller Entity or any of its Affiliates, any employment-related or similar arrangements) with Seller or any of its Affiliates with respect to the CGS Business or (b) has any interest in any assets or property used by Seller or any of its Affiliates with respect to the CGS Business.

Section 3.20  No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered hereunder or any other Transaction Document, none of Seller, the other Seller Entities or any of their respective Affiliates or Representatives has made or makes any representation or warranty, expressed or implied, as to the Purchased Assets, the Assumed Liabilities, the CGS Business, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Purchased Assets, the Assumed Liabilities, or the CGS Business furnished or made available to Purchaser and its Affiliates and Representatives.  Notwithstanding anything to the contrary in this Agreement, except for the representations and warranties expressly set forth in this Article III or in any certificated delivered hereunder or any other Transaction Document, none of Seller, the other Seller Entities or any of their respective Affiliates or Representatives has made or makes any representation or warranty, whether express or implied, with respect to any Excluded Assets or Retained Liabilities.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedules (it being agreed that the disclosure of any matter in any section in the Purchaser Disclosure Schedules shall be deemed to have been disclosed in any other section in the Purchaser Disclosure Schedules to which the applicability of such disclosure is reasonably apparent on face of such disclosure), Purchaser hereby represents and warrants to Seller as follows:

Section 4.1  Organization, Standing and Power.  Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, has all necessary organizational power and authority to carry on its business as presently conducted and is licensed or qualified to do business and is in good standing in each jurisdiction in which the properties or assets owned or leased by it or the operation of its business makes such licensing or qualification necessary, except as would not, or would not reasonably be expected to, impair or materially delay the ability of Purchaser to (a) perform its obligations under this Agreement or (b) consummate the Transaction and the other transactions contemplated hereby (each of clause (a) and clause (b), a “Purchaser Material Adverse Effect”).

Section 4.2  Authority; Execution and Delivery; Enforceability.  Purchaser has all necessary power and authority to execute this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the Transaction and the other transactions contemplated hereby and thereby.  The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of Purchaser.  Purchaser has duly executed and delivered this Agreement, and will duly execute and deliver the other Transaction Documents to which it is or will be a party, and assuming due authorization, execution and delivery by Seller, this Agreement and the other Transaction Documents to which it is or will be a party will constitute its valid and binding obligation, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3  No Conflicts; Consents.  The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which it is or will be a party does not, and the consummation by Purchaser of the Transaction and the other transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, require any consent or other action by an Person, or give rise to a right of termination, cancellation or acceleration of any right or obligation or any loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any provision of (a) the Organizational Documents of Purchaser, (b) any Judgment or Law applicable to Purchaser or its Subsidiaries, or the properties or assets of Purchaser or its Subsidiaries or (c) any Contract pursuant to which Purchaser or any of its Subsidiaries is a party, except, with respect to the foregoing clauses (b) and (c), for any such items that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Assuming the truth and accuracy of the representation and warranties of Seller set forth in Article III, no Approval of any Governmental Entity is required to be obtained or made by or with respect to Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby, other than (i) compliance with any applicable requirements of the HSR Act and with any other Antitrust Law, (ii) Approval of the Purchaser by the EC as an acceptable purchaser of the CGS Business pursuant to the EC Buyer Approval and the EC Commitments relating to the transactions contemplated by the Merger Agreement and (iii) those that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4  Financial Ability to Perform.

(a)  Assuming (i) the satisfaction of the conditions in Section 7.1 and Section 7.2 and (ii) the Committed Financing is funded in accordance with the terms and conditions of the commitment letter dated the date hereof (together with all annexes, schedules and exhibits thereto, the “Commitment Letter”), by and among the Financing Sources party thereto and Purchaser, upon funding of the Committed Financing, Purchaser will have on the Closing Date available cash on hand or other immediately available funds sufficient to fund all of the amounts required to be paid by Purchaser on the Closing Date for the consummation of the Transaction, including payment of the Estimated Purchase Price, any payment due to Seller pursuant to Section 2.9(f), and all fees, expenses and other amounts payable by Purchaser on the Closing Date related to the Transaction (collectively, the “Payment Amounts”).  The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “ Committed Financing.”  Purchaser has delivered to Seller a true, correct, and complete fully executed copy of the Commitment Letter as of the date hereof.

(b)  There are no conditions precedent related to the funding of the Committed Financing or any contingencies that could permit the Financing Sources to reduce the total amount of the Committed Financing, including any condition or other contingency relating to the amount of availability of the Committed Financing pursuant to any “flex” provision, in each case, other than as expressly set forth in the Commitment Letter or this Agreement. Assuming satisfaction of the conditions in Section 7.1 and Section 7.2, as of the date hereof, Purchaser  does not have any reason to believe that it will be unable to satisfy on a timely basis all conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date or that the Committed Financing will not be available to Purchaser on the Closing Date, nor does Purchaser have knowledge that any of the Financing Sources will not perform its obligations thereunder.  There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that could affect the availability, conditionality, enforceability, termination or amount of the Committed Financing.

(c)  The Commitment Letter constitutes a legal, valid, binding and enforceable obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto, and is in full force and effect subject to the Enforceability Exceptions.  Assuming satisfaction of the conditions in Section 7.1 and Section 7.2, to the knowledge of Purchaser, as of the date hereof, no event has occurred which, with or without notice, lapse of time, or both, constitutes, or would reasonably be expected to constitute, a default, breach or a failure to satisfy a condition precedent on the part of Purchaser under the terms and conditions of the Commitment Letter.  Purchaser or an Affiliate thereof on its behalf has paid in full any and all commitment fees and other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due after the date of this Agreement as and when due.  The Commitment Letter has not been materially modified, amended or altered as of the date hereof; the Commitment Letter will not be amended, modified or altered at any time through the Closing, except as permitted by Section 5.13; and, as of the date hereof, the commitments under the Commitment Letter have not been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Purchaser, no termination, reduction (other than as expressly contemplated by the Commitment Letter), withdrawal or rescission thereof is contemplated.

(d)  Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser hereunder.

Section 4.5  Proceedings.  As of the date of this Agreement, there are no Proceedings pending, or, to the Knowledge of Purchaser, threatened in writing, against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6  Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates for which Seller or any of its Affiliates would have any Liability.

Section 4.7  Investigation.  Purchaser acknowledges and agrees that Seller has made available to Purchaser and its Affiliates and their respective Representatives the opportunity to ask questions of the officers and management of Seller and the CGS Business and been provided with access to the documents, information and records of or with respect to the Purchased Assets, the Assumed Liabilities and the CGS Business, in each case, satisfactory to Purchaser, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Purchased Assets, the Assumed Liabilities and the CGS Business.

Section 4.8  Interests in Competitors.  Neither Purchaser nor any of its Affiliates owns, directly or indirectly, any Person or business division that conducts any line of business involving the issuance of numerical identifiers for securities or derives more than 25% of its revenues from data licensing or portfolio management related thereto.

Section 4.9  Solvency.  Immediately after giving effect to the consummation of the Transaction, Purchaser and its Subsidiaries, taken as a whole, will be Solvent.  For purposes of this Section 4.8, “Solvent” means, with respect to Purchaser and its Subsidiaries, taken as a whole, that:

(a)  the fair saleable value (determined on a going concern basis) of the assets of Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) of Purchaser and its Subsidiaries, taken as a whole;

(b)  Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)  Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 4.10  Limitation of Warranties.  In entering into this Agreement and the other Transaction Documents, Purchaser has relied solely upon the representations and warranties expressly contained in Article III (in each case, as qualified by the Seller Disclosure Schedules) and no other representations or warranties of Seller, the Seller Entities, any of their respective Affiliates or Representatives, or any other Person, express or implied.  Purchaser, on its own behalf and on behalf of its Affiliates and each of its and their respective Representatives, acknowledges, represents, warrants and agrees that, other than those representations and warranties expressly set forth in Article III (in each case, as qualified by the Seller Disclosure Schedules), the other Transaction Documents or any certificate delivered hereunder or thereunder, none of Seller, the Seller Entities nor any of their respective Affiliates, nor any of their respective Representatives or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Transaction Documents, the transactions contemplated hereby or thereby, the Purchased Assets, the Assumed Liabilities or the CGS Business.

ARTICLE V
COVENANTS

Section 5.1  Efforts.

(a)  Subject to the terms and conditions hereof, the Parties shall cooperate and use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transaction and the other transactions contemplated by this Agreement and to cause the conditions to each other’s obligation to close the Transaction as set forth in Article VII to be satisfied, including all actions and all things necessary for it (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Transaction (which actions shall include furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Entity); (ii) to satisfy as promptly as practicable all the conditions precedent to the obligations of each such Party hereto; and (iii) to obtain any Approval of, or any exemption by, any Governmental Entity required to be obtained or made by the Parties in connection with the acquisition of the Purchased Assets or the taking of any action contemplated by this Agreement.  The Parties shall cooperate with each other in connection with the foregoing.

(b)  In furtherance and not in limitation of the foregoing, the Parties shall use their best efforts to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and the other transactions contemplated by this Agreement as promptly as practicable following the date hereof and in any event no later than five (5) Business Days following the date hereof; and (ii) file applications (or drafts thereof where applicable) with any applicable Governmental Entity whose Approval is required in connection with the consummation of the Transaction as promptly as practicable following the date hereof and in any event no later than five (5) Business Days following the date hereof.  The Parties shall cooperate and use their best efforts to obtain as promptly as practicable any Regulatory Approvals required for the Closing, to respond to any requests for information from a Governmental Entity, and to contest and resist any Proceeding and to have vacated, lifted, reversed or overturned any Judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transaction.  To the extent permitted by applicable Law, the Parties shall provide each other copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transaction.  The Parties shall notify and keep each other advised as to (i) any communication from any Governmental Entity regarding the Transaction and (ii) any Proceeding pending and known to such Party or, to its Knowledge, threatened, which challenges the Transaction.

(c)  Unless otherwise agreed in writing by the Parties, Purchaser shall prepare and provide as promptly as practicable all documentation requested by the EC in connection with its review of Purchaser as an acceptable purchaser of the CGS Business, the terms of this Agreement or the terms of any of the other Transaction Documents.

(d)  Purchaser will not take, or cause to be taken by any of its Affiliates, any actions or do, or cause to be done by any of its Affiliates, any things that would be reasonably likely to delay the obtaining of the Regulatory Approvals required for the Closing or to cause any Governmental Entity to object to the transactions contemplated by this Agreement or any other Transaction Document including acquiring or agreeing to acquire any assets or businesses engaged in whole or in part in a line of business similar or related to the CGS Business, and agrees not to knowingly take or cause to be taken any such actions with respect to the Atlantic Closing or the Merger Agreement, as applicable.

(e)  If staff of the EC notifies Seller or Pacific that this Agreement or any of the Transaction Documents is not an acceptable manner of divesting the Purchased Assets and its Approval is being withheld pending modification of the terms or provisions of this Agreement or any other Transaction Document, as applicable, subject to Section 5.1(j), Seller and Purchaser shall cooperate in good faith to amend this Agreement to reflect any reasonable changes requested by the EC in a manner that, to the fullest extent possible, preserves the economic benefits intended to be obtained by the Parties in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(f)  Subject to applicable Laws, Purchaser and Seller shall, upon request by the other, furnish Seller or Purchaser, as applicable, with all information concerning itself, its business and operations, its Affiliates, directors, officers or equityholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made (or to be made) by or on behalf of Purchaser, Seller or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement or any other Transaction Document.  Notwithstanding the foregoing, in connection with the performance of each Party’s respective obligations, Seller and Purchaser may, as each determines is reasonably necessary, designate competitively sensitive material provided to the other pursuant to this Section 5.1(f) as “Outside Counsel Only”.  Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express permission is obtained in advance from the source of the materials (Seller or Purchaser, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary in this Section 5.1(f), materials provided to the other Parties or their counsel may be redacted to remove references concerning the valuation of the CGS Business.

(g)  Without limiting the generality of the foregoing, Purchaser shall use its best efforts to take, or cause to be taken, any and all actions and do, or cause to be done, any and all things necessary, proper or advisable to avoid, eliminate and resolve each and every impediment and obtain all Regulatory Approvals required for the Closing, as promptly as practicable, including offering to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of specific assets or categories of assets or businesses of the CGS Business or any other assets or businesses now owned or presently or hereafter sought to be acquired by Purchaser or its Affiliates; (ii) terminate any existing relationships and contractual rights and obligations; (iii) amend or terminate such existing licenses or other intellectual property agreements and enter into such new licenses or other intellectual property agreements; (iv) take any and all actions and make any and all behavioral commitments, whether or not they limit or modify Purchaser’s or its Affiliates’ rights of ownership in, or ability to conduct the business of, one or more of its or their operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the CGS Business or any of the Purchased Assets; and (v) enter into agreements, including with the relevant Governmental Entity, giving effect to the foregoing clauses (i) through (iv), in each case as promptly as practicable (but in any event prior to the Outside Date) after it is determined that such action is necessary to obtain approval for consummation of the transactions contemplated by this Agreement by any Governmental Entity.  In furtherance of the foregoing, Purchaser shall, and shall cause its Subsidiaries to, keep Seller fully informed of all matters, discussions and activities relating to any of the matters described in or contemplated by clauses (i) through (v) of this Section 5.1(g).

(h)  Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in this Agreement shall require the Parties to take or agree to take any action pursuant to Section 5.1(g) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(i)  Without limiting the generality of the foregoing, subject to Section 2.11 with respect to Non-Regulatory Approvals, Purchaser agrees to use best efforts to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity whose Approval is sought in connection with the Transaction and the other transactions contemplated by this Agreement. Whether or not the Transaction is consummated, Purchaser shall be responsible for all filing fees to any Governmental Entity in order to obtain any Regulatory Approvals pursuant to this Section 5.1 (which, for the avoidance of doubt, shall not include any Approvals under the Merger Agreement or otherwise required for the Atlantic Closing that are not required for the Closing hereunder).

(j)  Any provision in this Agreement notwithstanding, none of Seller, the Seller Entities or any of their respective Affiliates shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person (other than the fees and expenses of its legal and other advisors and de minimis filing and similar fees) to obtain any Approval, including the actions set forth in this Section 5.1 or Section 2.11.  Subject to Seller’s compliance with the provisions of this Section 5.1 and Section 2.11, none of Seller, the Seller Entities or any of their respective Affiliates shall have any Liability whatsoever to Purchaser arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Purchaser acknowledges that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any Approval, (ii) any such termination of a Contract or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Approval or any such termination.

(k)  Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing in this Agreement shall impose any obligation on Seller or any other party to the Merger Agreement to take any action, or refrain from taking any action, in connection with the Merger or any other transactions contemplated by the Merger Agreement (other than on Seller in respect of the transactions contemplated by the Transaction Documents in accordance with the terms and conditions hereof and thereof), and neither this Section 5.1 nor any other provision of this Agreement shall be breached or deemed breached solely as a result of any failure or delay in consummating the Atlantic Closing.

(l)  The Purchaser commits to provide the resources necessary to develop a regulatory affairs function that will serve the interests of the CGS Business, including suitable budget for internal and external counsel and advisors, along with the time and attention of senior executives whose responsibilities shall include interaction with regulators and lawmakers as needed. The Purchaser further commits to (i) provide the ABA with a strategic business plan for the development of the regulatory affairs function not later than 90 days after the date of this

Agreement and (ii) meet  and work collaboratively with the ABA in a consultative manner to refine the plan for best execution.

Section 5.2  Covenants Relating to Conduct of Business.

(a)  Except (i) as set forth in Section 5.2(a) of the Seller Disclosure Schedules, (ii) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19, in each case as determined in good faith by Seller in its reasonable discretion (in each case, to the extent reasonably practicable, after first reasonably consulting with Purchaser and taking into consideration the reasonable concerns of Purchaser), (iii) as required by applicable Law or to obtain the EC Buyer Approval, (iv) as required by any hold separate obligations set forth in the EC Commitments or (v) as otherwise expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing, except as Purchaser may otherwise consent to in writing (such consent not to be unreasonably withheld, conditioned or delayed), Seller shall (and shall cause the Seller Entities to) use its reasonable best efforts to operate the CGS Business in all material respects in the ordinary course and use commercially reasonable efforts to preserve substantially intact the present business organization of the CGS Business and maintain satisfactory relationships with the customers, vendors and others having material business relationships with the CGS Business; provided that no action by Seller or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b)  Except (i) as set forth in Section 5.2(b) of the Seller Disclosure Schedules, (ii) in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19, in each case as determined in good faith by Seller in its reasonable discretion (in each case, to the extent reasonably practicable, after first reasonably consulting with Purchaser and taking into consideration the reasonable considerations of Purchaser), (iii) as required by applicable Law or to obtain the EC Buyer Approval, or (iv) as otherwise expressly contemplated by the terms of this Agreement, and solely with respect to the CGS Business, Seller shall not, and shall cause each Seller Entity not to, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)  except (x) as may be required under any Benefit Plan set forth on Section 3.13(b) of the Seller Disclosure Schedules as in effect on the date hereof (or scheduled to take effect at a later date as approved by Seller or its Affiliates on or prior to the date hereof and indicated on Section 3.13(b) of the Seller Disclosure Schedules), (y) in connection with annual compensation reviews that are consistent with previously budgeted compensation increases in the ordinary course of business consistent with past practice or (z) in connection with any action that applies uniformly to Business Employees and other similarly situated employees of Seller or its Affiliates and would not result in a material increase in cost to Purchaser or its Affiliates following the Closing as compared to costs to Seller and its Affiliates as of the date hereof, (A) grant to any Business Employee any increase in compensation or benefits, other than any immaterial increase that is in the ordinary course of business consistent with past practice (B) terminate, amend or enter into any Collective Bargaining Agreement or material Benefit Plan, (C) accelerate the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any Business Employee under any Benefit Plan that would be a Liability of Purchaser or its Affiliates following the Closing, or (D) grant any severance, retention, change in control, transaction bonus or termination pay to, or enter into or amend any agreement or arrangement providing for the payment of such amounts with, any Business Employee, that would be a Liability of Purchaser or its Affiliates following the Closing; provided, that in the case of clauses (C) and (D), Seller shall provide to Purchaser written notice of its intention to take any such action at least five (5) Business Days prior to taking any such action;

(ii)  (A) hire any employee who would be a Business Employee, other than in the ordinary course of business (provided that with respect to any such employee who would have an annual salary or annualized base wages in excess of one hundred thousand Dollars ($100,000), only to the extent such employee is being hired to replace a Business Employee as of the date hereof), (B) terminate any Business Employee other than for “cause” (as is determined by Seller in good faith consistent with past practice), (C) take any action in respect of any employee of Seller or its Affiliates that would affect whether such employee is or is not classified as a Business Employee, other than transferring any employees to replace a departed Business Employee in the ordinary course of business consistent with past practice or (D) furlough any Business Employees;

(iii)  (A) make any acquisition of any assets or businesses in excess of five hundred thousand Dollars ($500,000) in the aggregate, other than acquisitions of assets in the ordinary course of business and acquisitions of businesses or assets already contracted by any Seller Entity, Seller, or their respective Affiliates as of the date hereof and disclosed to Purchaser, (B) sell, assign, transfer, license, pledge, dispose of, abandon, permit to lapse or encumber or create any Lien (other than Permitted Liens) on any Purchased Assets (including Transferred CGS Business Intellectual Property and Transferred Technology), other than in the ordinary course of business and sales or dispositions of businesses or assets already contracted by any Seller Entity, Seller, or their respective Affiliates as of the date hereof or as may be required by applicable Law, or (C) enter into any binding Contract with respect to any of the foregoing;

(iv)  settle any Proceeding Primarily Related to the CGS Business (other than a Tax Proceeding) including, for the avoidance of doubt, any Specified Proceeding, other than in the ordinary course of business consistent with past practice or involving solely money damages for which the CGS Business will not have any Liability following the Closing;

(v)  make any material change in any method of financial accounting or financial accounting practice or policy;

(vi)  other than with respect to Excluded Taxes (or any other Taxes constituting Retained Liabilities) or income Taxes, (I) make any new, or change any existing, election with respect to material Taxes, (II) settle any Liability with respect to material Taxes, or (III) enter into any agreement with a Taxing Authority with respect to material Taxes, in each case of clauses (I), (II) and (III), only to the extent such action (x) is principally related to the Purchased Assets, the Assumed Liabilities or the CGS Business, (y) would be binding on Purchaser and (z) would reasonably be expected to materially increase Purchaser Taxes (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (v) nor (vii) through (xiii) shall be considered to relate to Tax compliance (other than clause (xiii) insofar as it relates to this clause (vi));

(vii)  except in the ordinary course of business consistent with past practice, (A) terminate or materially modify, amend or waive any right under any Material Contract (other than any expiration of any such Material Contract in accordance with its term), (B) cancel, compromise or settle any material claim, or intentionally waive or release any material right with respect to any Material Contract or (C) enter into any Contract that would have been a Material Contract if entered into prior to the date hereof;

(viii)  except in the ordinary course of business consistent with past practice, enter into any Contract that is material to the CGS Business that limits or otherwise restricts in any material respect the conduct of the CGS Business or that would, after the Closing Date, limit or restrict in any material restrict the CGS Business, Purchaser or any of its Affiliates from engaging or competing in any line of business, in any location or with any Person;

(ix)  terminate, suspend, amend or modify in any material respect any Permit, except as required by applicable Law or a Governmental Entity;

(x)  make any loans, advances or capital contributions to, or investment in, any other Person with respect to the CGS Business in excess of five hundred thousand Dollars ($500,000) in the aggregate, other than pursuant to any binding contractual obligation in effect as of the date hereof and disclosed to Purchaser or advances to employees for business expenses to be incurred in the ordinary course of business consistent with past practice;

(xi)  waive, release or assign any material rights, claims or benefits of the CGS Business under any Available Insurance Policy;

(xii)  change or amend its cash management customs and practices (including the collection of receivables, payment of payables and pricing and credit practices), in each case in a manner that is specifically targeted at the CGS Business; or

(xiii)  authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c)  Anything to the contrary in this Agreement notwithstanding, nothing in this Section 5.2 shall prohibit or otherwise restrict in any way the operation of the business of Seller, the other Seller Entities or any of their respective Affiliates, except solely with respect to the conduct of the CGS Business by Seller, the other Seller Entities and their respective Affiliates.

Section 5.3  Confidentiality.

(a)  Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Purchaser and Seller, dated as of October 27, 2021 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing.  Effective upon, and only upon, the

Closing, the Confidentiality Agreement shall terminate with respect to information to the extent relating to the CGS Business; provided that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller, the Seller Entities or any of their respective Affiliates or Representatives, concerning Seller, the Seller Entities or any of their respective Affiliates (other than to the extent with respect to the CGS Business), if any, shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has or would otherwise occur notwithstanding.

(b)  For two (2) years after the Closing, without Purchaser’s prior written consent, Seller shall, and shall cause its Subsidiaries and shall instruct its Representatives to, treat confidentially any and all confidential information to the extent relating to the CGS Business, and shall not disclose such confidential information to any other Person; provided that the foregoing restriction shall not apply to any information that (i) is in the public domain at the time of the Closing or enters into the public domain other than through a breach of this Agreement by Seller or any of its Representatives; (ii) was already in Seller’s possession (but not as a result of its former ownership or operation of the CGS Business prior to the Closing) prior to its being provided to Seller or its Representatives by or on behalf of Purchaser and its source was not bound by an obligation of confidentiality with respect to such information; (iii) is properly obtained by Seller after the Closing from a third party pursuant to an existing license agreement; or (iv) is properly obtained by Seller after the Closing from a third party who is not bound by an obligation of confidentiality with respect to such information.

(c)  Seller or its applicable Affiliate shall, within five (5) Business Days after the date hereof, deliver a written notice requesting the prompt return or destruction of all confidential information concerning the CGS Business to each counterparty to any non-disclosure, confidentiality or similar Contract between Seller or such Affiliate, on the one hand, and any potential acquiror of all or a majority of the CGS Business, on the other hand, entered into in the past year, other than the Confidentiality Agreement.

Section 5.4  Access to Information.

(a)  Seller shall, and shall cause the other Seller Entities to, afford to Purchaser, its Affiliates and their respective Representatives reasonable access, upon reasonable notice during normal business hours, and in a manner that does not unreasonably interfere with the operation of the CGS Business, consistent with applicable Law and in accordance with the reasonable procedures established by Seller, during the period prior to the Closing, to the properties, books, Contracts, records and personnel of Seller and its Subsidiaries to the extent Primarily Related to the CGS Business to facilitate the completion of the Transaction and all other transactions contemplated by the Transaction Documents; provided that (i) neither Seller nor any of its Affiliates shall be required to violate any obligation of confidentiality to which it or any of its Affiliates may be subject in discharging their obligations pursuant to this Section 5.4 and (ii) other than any Transferred Personnel Files, Seller shall not make available any personnel files of Business Employees and any other current or former employees of Seller and its Affiliates who have provided services to the CGS Business; provided, further, that nothing in this Agreement shall limit any of Purchaser’s or any of its Affiliates’ rights of discovery.

(b)  Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the CGS Business, and from the date hereof until the Closing, none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the CGS Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding anything to the contrary in this Agreement, neither Seller nor Purchaser nor any of their respective Affiliates shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or violate any obligation of confidentiality to which it may be subject; provided that such Person shall use commercially reasonable efforts to provide the other Party with access to such information in a manner that would not reasonably be expected to result in the loss of any such privilege, the contravention of any such Laws or the violation of any such obligation; provided, further, that nothing in this Agreement shall limit any of the Parties or any of their respective Affiliates’ rights of discovery.

(c)  After the Closing, Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, and in a manner that does not unreasonably interfere with the operation of the CGS Business, consistent with applicable Law and in accordance with the reasonable procedures established by Purchaser, reasonable access to the properties, books, Contracts, records and employees of the CGS Business to the extent that such access may be reasonably requested by Seller in connection with the preparation of financial statements, taxes, reporting obligations and compliance with applicable Laws; provided that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery.

(d)  Purchaser agrees to hold all the books and records of the CGS Business existing on the Closing Date (to the extent provided to Purchaser) and not to destroy or dispose of any thereof for a period of time as provided for in Purchaser’s document retention policies (or such longer time as may be required by Law); provided, that no later than sixty (60) days prior to the expiration of such period, Seller may provide a written notice to Purchaser of its intent, to the extent that Purchaser intends to destroy or dispose of any such books and records, following the expiration of such period to take possession of such books and records (at Seller’s sole expense) within the sixty (60) day period after the expiration of such period, in which event Purchaser shall not dispose of such books and records; provided, further, that Purchaser’s obligations with respect to this Section 5.4(d) shall be limited to any books and records that Seller reasonably believes it requires in connection with the preparation of financial statements, taxes, reporting obligations and compliance with applicable Laws.  If Seller does not take ownership and possession of such books and records within such sixty (60) day period after expiration of Purchaser’s applicable document retention period, Purchaser may proceed with the disposition of such books and records.

Section 5.5  Publicity.  Each of Seller and Purchaser shall be permitted to issue an initial press release with respect to the Transaction that has been approved in writing by the other Party hereto, such approval not to be unreasonably withheld, conditioned or delayed.  No Party to this Agreement nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement, in each case, that is inconsistent with the initial press release, without the prior written consent of the other Party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules; provided that each Party and their respective Affiliates and Representatives may disclose any information concerning the transactions contemplated by this Agreement (including providing updates as to the status thereof) that it deems appropriate in its reasonable judgment, including to securities analysts and institutional investors and in press interviews; provided, further, that no such disclosure shall be inconsistent in any material respect with any press release or public statement previously issued or made by either Party in accordance with this Section 5.5.

Section 5.6  Purchaser R&W Insurance Policy.  Seller acknowledges that Purchaser may seek to obtain an insurance policy that provides coverage for the benefit of Purchaser or its designee as the named insured for any potential breaches of any of the representations and warranties of Seller set forth in Article III (the “Purchaser R&W Insurance Policy”) and, upon Purchaser’s request, agrees to reasonably cooperate with and assist Purchaser in obtaining the Purchaser R&W Insurance Policy.  Purchaser agrees that the Purchaser R&W Insurance Policy, if obtained, shall provide that the insurer shall waive and not pursue any subrogation rights against Seller or any of its Affiliates (except in the event of fraud), and Purchaser shall provide such proposed Purchaser R&W Insurance Policy to Seller in advance of the execution thereof in order to allow Seller to confirm compliance with this Section 5.6.  Purchaser shall bear all costs associated with obtaining and exercising any rights under the Purchaser R&W Insurance Policy, including the premium, broker fee, underwriting fee, due diligence fee, carrier commissions, legal fees for counsel engaged by the underwriter and surplus lines taxes and fees.

Section 5.7  Employee Matters.

(a)  Communications by Purchaser. From and after the date of this Agreement until the Closing Date unless otherwise required by applicable Law, (i) Purchaser shall consult with Seller and obtain Seller’s approval and consent (which shall not be unreasonably withheld or delayed) before making any written or oral communications to any Business Employees, whether relating to offers of employment, employee benefits, including Benefit Plans and post-Closing terms of employment or otherwise and (ii) Seller shall consult with Purchaser and obtain Purchaser’s approval and consent (which shall not be unreasonably withheld or delayed) before making any written or oral communications to any Business Employees in respect of the Transaction or any other matter contemplated hereunder, whether relating to offers of employment, employee benefits, including Benefit Plans and post-Closing terms of employment or otherwise.

(b)  Employee Transfers.

(i)  ARD Employees.  With respect to each Business Employee who is employed by Seller or one of its Affiliates in a jurisdiction in which the ARD is applicable and as indicated on Section 1.1(a)(i) of the Seller Disclosure Schedules (an “ARD Employee”), Seller and Purchaser accept and agree that the transactions contemplated by this Agreement constitute a relevant transfer for purposes of the ARD and to apply the ARD in all of its provisions, and accept and agree that the terms and conditions of employment of each such ARD Employee will transfer effective as of the Closing as if such terms and conditions were originally made or agreed between Purchaser and the applicable ARD Employee.  Seller and its Affiliates and Purchaser shall comply with each of their respective obligations under applicable Law to inform and consult with, or obtain the advice and consent or approval of, and in respect of, the ARD Employees or any employee representative with respect thereto.  Seller and Purchaser shall take all necessary actions as reasonably requested by the other to facilitate compliance by Seller or Purchaser with Seller’s or its Affiliates’ or Purchaser’s obligations to inform, consult or obtain the advice and consent or approval of any ARD Employee or appropriate representatives thereto to the extent required by applicable Law including, subject to applicable Data Protection Requirements, by providing such information and assistance in a timely manner as the other Party may reasonably require to enable the relevant Party to comply with its obligations under ARD.

(ii)  Offers of Employment.  No later than ten (10) Business Days prior to the Closing Date (or such earlier time as is required by applicable Law), Purchaser shall, or shall cause one of its Affiliates to, make a written offer of employment, on the terms and conditions consistent with this Section 5.7 and applicable Law, to each Business Employee (other than any ARD Employee), with each such offer effective as of and contingent upon the Closing and providing for employment commencing as of the Closing.  Purchaser shall provide the template for each applicable offer letter to Seller in advance of delivering offers of employment to any Business Employees each such template shall be subject to Seller’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed). Effective as of the Closing, Seller and its Affiliates shall cease to employ any Business Employee.  With respect to each Business Employee who is not actively working on the Closing Date as a result of an approved leave of absence (including leave under the Uniformed Services Employment and Reemployment Rights Act, the Family and Medical Leave Act of 1993, or the Americans with Disabilities Act) (collectively, the “Leave Recipients”), Purchaser shall, or shall cause one of its Affiliates to, make an offer of employment in the manner required by this Section 5.7(b)(ii) contingent on such Leave Recipient’s return to active status within the latest of: (i) the date that is six (6) months following the date such leave began, (ii) the return date previously approved by Seller pursuant to any applicable personnel policies of Seller and its Affiliates in effect at the time such leave began as disclosed in writing to Purchaser on or prior to the date hereof or (iii) such longer period as may be required by applicable Law or applicable Collective Bargaining Agreement. When a Leave Recipient who has accepted such offer returns to active status pursuant to the terms hereof, such Leave Recipient shall be considered a Transferred Business Employee as of such return date (such date, the “Transfer Date”).

(iii)  Each Business Employee whose employment transfers to Purchaser or any of its Affiliates pursuant to Section 5.7(b)(i) or whose employment transfers to Purchaser or any of its Affiliates pursuant to Section 5.7(b)(ii) shall be referred to herein as a “Transferred Business Employee”.

(c)  Terms and Conditions of Employment.  With respect to each Transferred Business Employee who is not covered by a Collective Bargaining Agreement, Purchaser shall, or shall cause its Affiliates to, provide, for a period of at least twelve (12) months following the Closing Date, or such longer period as required by applicable Law: (i) the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing; (ii) target cash and equity incentive compensation opportunities for such Transferred Business Employee that are, in each case, no less favorable than those in effect immediately prior to the Closing (it being understood that long-term cash incentive awards may be provided in lieu of equity-based awards); and (iii) employee benefits that are no less favorable in the aggregate to those in effect for such Transferred Business Employee immediately prior to the Closing.  For twelve (12) months following the Closing Date, or, to the extent longer, for the period set forth in Section 5.7(c) of the Seller Disclosure Schedules, Purchaser shall, or shall cause its Affiliates to, provide severance protections as set forth on Section 5.7(c) of the Seller Disclosure Schedules.  In addition, with respect to Business Employees located outside of the United States, (other than any ARD Employees), the Parties agree to effectuate the transfer of such Business Employees to avoid the triggering of severance payments to the extent permissible under applicable Law.  If Purchaser fails to provide offers to Business Employees who are not covered by a Collective Bargaining Agreement which avoid the triggering of severance payments where permissible under applicable Law, Purchaser will be responsible (or, if applicable, reimburse Seller) for the cost of such severance actually paid to such Business Employee, to the extent required by applicable Law; provided that Seller shall, as of the date of this Agreement, provide Purchaser with all information necessary to make such compliant offers.

(d)  Service Credit.  As of and after the Closing (or, if later, the Transfer Date), Purchaser shall provide to each Transferred Business Employee full credit for all purposes under each employee benefit plan, policy or arrangement sponsored by Purchaser or any of its Affiliates for the benefit of such Transferred Business Employee for such Transferred Business Employee’s service prior to the Closing (or, if later, the Transfer Date) with Seller or any of its Affiliates (or any of their predecessors), to the same extent such service is recognized by Seller and its Affiliates immediately prior to the Closing; provided that such service shall not be credited (i) for purposes of benefit accrual under any defined benefit pension plans or retiree medical plans covering the Transferred Business Employees or for purposes of vesting of equity-based incentive compensation awards, (ii) for purposes of plans that are frozen to new participants or (iii) to the extent such credit would result in any duplication of compensation or benefits.

(e)  Health Coverages.  Purchaser shall cause (and, in the case of clauses (ii) and (iii), shall use reasonable best efforts to cause) each Transferred Business Employee and his or her eligible dependents to be covered on and after the Closing (or, if later, the Transfer Date) by a group health plan or plans maintained by Purchaser or any of its Affiliates that (i) comply with the provisions of Section 5.7(c) or Section 5.7(n), as applicable, (ii) do not limit or exclude coverage on the basis of any preexisting condition of such Transferred Business Employee or dependent (other than any limitation or exclusion already in effect under the applicable group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Benefit Plan, and (iii) provide each Transferred Business Employee full credit under Purchaser’s or such Affiliate’s group health plans, for the year in which the Closing Date (or, if later, the Transfer Date) occurs, for any deductible or co-payment already incurred by the Transferred Business Employee under the applicable group health Benefit Plan and for any other out-of-pocket expenses that count against any maximum out-of-pocket expense provision of the applicable group health Benefit Plan or Purchaser’s or such Affiliate’s group health plans to the extent permitted by such plans.

(f)  Severance.  If Purchaser fails to (i) make any active Business Employee (other than any ARD Employee) an offer of employment in accordance with Section 5.7(b)(ii) of this Agreement; or (ii) accept the employment of a Business Employee or continue the employment of a Business Employee (other than in respect of a Business Employee who rejects an offer that complies with the terms of Section 5.7(b)(ii)), then, in each case, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify, defend and hold harmless Seller and its Affiliates for any severance benefits that Seller or any of its Affiliates pays or provides to any such Business Employee who is terminated within 90 days following the Closing under  applicable Law, a Collective Bargaining Agreement and/or under Seller’s applicable severance plans and policies set forth on Section 3.13(b) of the Seller Disclosure Schedules.  Purchaser shall, or shall cause its Affiliates, to reimburse Seller for any amounts payable under this Section 5.7(f) as soon as practicable but in any event within thirty (30) days of receipt from Seller of appropriate verification, for all payments, costs and expenses actually paid by Seller or its Affiliates.

(g)  Accrued Paid Time Off.  Purchaser shall recognize and assume all Liabilities with respect to accrued but unused vacation, sick leave and paid time off for all Transferred Business Employees disclosed in writing to Purchaser at least 15 Business Days prior to Closing.  Purchaser shall allow Transferred Business Employees to use the vacation, sick leave and paid time off recognized or established in accordance with the first sentence of this Section 5.7(g) in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date.

(h)  Disability Benefits.  Seller shall be solely responsible for continuing any salary continuation benefits and providing other sick leave, military leave, vacation, holiday, long- or short-term disability or other similar leave of absence benefits to any Leave Recipients.  To the extent required by a Collective Bargaining Agreement, Purchaser shall return to work any inactive Business Employee who is subject to a Collective Bargaining Agreement and who is receiving short- or long-term disability benefits as of the Closing Date, but who subsequently becomes able to return to work within the period provided in the Collective Bargaining Agreement that applied to him or her immediately prior to the Closing Date.

(i)  401(k) Plan.  Effective at the Closing (or, if later, the Transfer Date), Purchaser shall establish participation by the Transferred Business Employees in Purchaser’s tax-qualified defined contribution plan or plans (the “Purchaser 401(k) Plan”) for the benefit of each Transferred Business Employee who, as of immediately prior to the Closing (or, if later, the Transfer Date), was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or its Affiliates (collectively, the “Seller 401(k) Plans”).  As soon as practicable after the Closing Date (or, if later, the Transfer Date), the Seller 401(k) Plans shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to the applicable Transferred Business Employee, and the Purchaser 401(k) Plan shall accept any such distribution (excluding loans) as a rollover contribution if so directed by the Transferred Business Employee to the extent Purchaser determines such rollovers are in compliance with ERISA and the Code.

(j)  Flexible Spending Accounts.  Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date (or, if later, the Transfer Date) (i) the account balances (whether positive or negative) (the “Transferred FSA Balance”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of each Transferred Business Employee who participates in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser or its Affiliates (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Transferred Business Employee shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Transferred Business Employee shall be reimbursed from the Purchaser FSA

Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date (or, if later, the Transfer Date) occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date (or, if later, the Transfer Date) on substantially the same basis and substantially the same terms and conditions as under the Seller FSA Plan.  As soon as practicable after the Closing Date (or, if later, the Transfer Date), and in any event within ten (10) Business Days after the amount of the Transferred FSA Balance is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balance, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balance, if such amount is negative.

(k)  Welfare Claims.  Seller shall be, or cause its Affiliates to be, responsible for the following under any Benefit Plan:  (i) all medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Business Employee or his or her dependents, (ii) all claims for short-term and long-term disability income benefits incurred by any Transferred Business Employee and (iii) all claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any  Transferred Business Employee, in each case, on or prior to the Closing Date (or, if later, the Transfer Date).  Purchaser shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Business Employee or his or her dependents or beneficiaries, if any, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Business Employee and (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefit incurred by any Transferred Business Employee, in each case, after the Closing Date (or, if later, the Transfer Date).  Except in the event of any claim for workers’ compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(l)  Workers’ Compensation.  Effective as of the Closing,  Purchaser shall be responsible for all claims for workers’ compensation claims on behalf of the Transferred Business Employees, whether arising prior to, on or after the Closing Date (or, if later, the Transfer Date) by any Transferred Business Employee; provided, however, that to the extent workers’ compensation with respect to any Transferred Business Employee is covered by an insured arrangement, Purchaser’s obligation shall be in accordance with Section 5.9 of this Agreement.  For purposes of this Section 5.7(l), a claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs; provided that a workers’ compensation claim that arises from a repetitive activity that occurs over a period both preceding and following the Closing Date (or, if later, the Transfer Date) shall be deemed to be a joint responsibility of Seller and Purchaser and shall be equitably apportioned between Seller and Purchaser based upon the relative periods of time that the workers’ compensation claim transpired preceding and following the Closing Date (or, if later, the Transfer Date).

(m)  Cash Incentive Compensation.

(i)  If the Closing Date occurs on or after January 1, 2022, but prior to the 2021 Payment Date (as defined below), Seller shall cause to be paid, to each Transferred Business Employee who is eligible to participate in any Benefit Plan providing annual cash incentive compensation payments (any such Benefit Plan, an “Annual Cash Bonus Plan” and any such payment, an “Annual Cash Bonus”), subject to each such Transferred Business Employee’s continued employment with Seller or its Affiliates through December 31, 2021, an Annual Cash Bonus under the applicable Annual Cash Bonus Plan in respect of calendar year 2021 (the “2021 Cash Bonus”) based on the greater of target achievement and actual performance as determined by Seller in its discretion, in accordance with the terms of the applicable Cash Bonus Plan, on the date such Annual Cash Bonuses are made in the ordinary course of business to similarly situated employees of Seller and its Affiliates (and in no event later than March 15, 2022) (the “2021 Payment Date”).  If the Closing Date occurs prior to the 2021 Payment Date, Purchaser shall cooperate with Seller and its Affiliates to facilitate the payment of such 2021 Cash Bonus to the applicable Transferred Business Employees, including, if requested by Seller, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, provided that Seller provides Purchaser with cash equal to the amount of all applicable payments prior to payment by Purchaser.

(ii)  At or promptly following the Closing, Seller shall pay or cause to be paid, to each Transferred Business Employee who is eligible to participate in any Annual Cash Bonus Plan, subject to each such Transferred Business Employee’s continued employment with Seller or its Affiliates through the Closing Date, a prorated Annual Cash Bonus in respect of calendar year 2022 (the “2022 Cash Bonus”) under the applicable Annual Cash Bonus Plan for the performance period in which the Closing occurs based on target achievement and prorated for the portion of the performance period elapsed under the applicable Annual Cash Bonus Plan from the beginning of such performance period through the Closing Date.  Purchaser shall cooperate with Seller and its Affiliates to facilitate the payment of such 2022 Cash Bonus to the applicable Transferred Business Employees, including, if requested by Seller, by paying such amounts to the applicable Transferred Business Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, provided that Seller provides Purchaser with cash equal to the amount of all applicable payments prior to payment by Purchaser.

(iii)  Purchaser shall (i) assume, effective as of the Closing, each Benefit Plan providing cash incentive compensation (other than Annual Cash Bonuses) to any Transferred Business Employee and (ii) assume and bear all Liability for all cash incentive compensation payments (other than the Annual Cash Bonuses) payable to Transferred Business Employees under any Benefit Plan in respect of the performance period in which the Closing occurs, in each case, to the extent included in the calculation of Net Working Capital.

(n)  Collective Bargaining Agreements.  Purchaser and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each union, labor board, employee group, or Governmental Entity where so required under applicable

Law.  Purchaser and Seller further agree to the terms and conditions set forth on Section 5.7(n) of the Seller Disclosure Schedules.

(o)  Seller Equity Awards.  Seller shall retain all Liabilities in respect of all equity-based incentive compensation awards granted to Business Employees that are outstanding as of the Closing Date whether or not such awards would be settled in equity or cash (the “Outstanding Awards”), and Purchaser shall assume no Liabilities with respect to such Outstanding Awards.  All Outstanding Awards shall remain outstanding and will continue to vest in accordance with the terms and conditions (including performance-based vesting requirements) of such Outstanding Awards, except that the service requirement will no longer apply to such Outstanding Awards effective as of the Closing Date (or, if later, the Transfer Date), with applicable performance goals deemed achieved at the greater of target achievement and actual performance as determined by Seller on the applicable vesting date in good faith based on actual performance. In addition, Seller and its Affiliates shall retain all other obligations related to the Outstanding Awards, including, but not limited to, all responsibility for the administration and settlement of such Outstanding Awards in accordance with the terms of this Section 5.7(o).

(p)  WARN Act.  Seller and its Affiliates shall provide any required notice under, and shall retain all liabilities relating to, the WARN Act and similar state, local and foreign Laws or any other similar applicable Law, with respect to the termination of employment of Business Employees prior to the Closing Date.  Seller shall notify Purchaser prior to Closing of any layoffs of any Business Employees in the 90-day period prior to Closing.

(q)  Cooperation and Exchange of Information. Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 5.7, including exchanging information and data relating to employment and labor matters, and in obtaining any governmental approvals required hereunder, in each case, subject to the requirements of applicable Law.

(r)  No Third-Party Beneficiaries.  Without limiting the generality of Section 9.4, the provisions of this Section 5.7 are solely for the benefit of the Parties and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein, express or implied, shall be construed (i) as an amendment to any Benefit Plan or other employee benefit plan for any purpose, (ii) to in any way limit the authority of Seller or Purchaser or (iii) to confer upon any Business Employee or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

Section 5.8  Names Following Closing.  Except for those Marks included in the Transferred CGS Business Intellectual Property, neither Purchaser nor any of its Affiliates shall use, or have the right to use, the Seller Marks or any name or mark that is confusingly similar to or embodies the Seller Marks; provided that, to the extent any Seller Marks are included or incorporated in any written materials included in the Purchased Assets, Purchaser and its Affiliates

may use such materials solely in the ordinary course of business consistent with past practice until the earlier of three (3) months from the Closing Date or the depletion thereof.  From and after the Closing Date, neither Purchaser nor any of its Affiliates shall challenge or assist any third party to challenge the validity, enforceability or ownership of any of the Seller Marks.

Section 5.9  Insurance.

(a)  From and after the Closing, the Purchased Assets and Assumed Liabilities shall cease to be insured by Seller’s and its Affiliates’ respective current and historical insurance policies or programs and by any of their current and historical self-insured programs, and none of Purchaser or its Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any Purchased Asset, Assumed Liability or any other liability arising from the operation of the CGS Business.  Seller and its Affiliates may, effective at or after the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.9(a).  From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the CGS Business.

(b)  Notwithstanding Section 5.9(a), with respect to events or circumstances relating to the CGS Business, the Purchased Assets and the Assumed Liabilities that occurred or existed prior to the Closing that are covered by an Available Insurance Policy, after the Closing, Seller shall or shall cause its Affiliates to provide Purchaser with access to such Available Insurance Policies and, at Purchaser’s reasonable request, will take commercially reasonable actions to assist Purchaser in making claims under the Available Insurance Policies in respect of the CGS Business, the Purchased Assets and the Assumed Liabilities under the Available Insurance Policies (which claims, for the avoidance of doubt, shall be made by Seller or its applicable Subsidiary on behalf of Purchaser or the CGS Business), and Purchaser shall exclusively bear the amount of (i) any “deductibles” or net retentions associated with such claims and (ii) any out-of-pocket costs and expenses incurred by Seller or its Affiliates with respect to such claims that are not covered under the relevant Available Insurance Policies, including any increase in premiums attributable to such claims. If and to the extent that on or after the Closing Date, any of Seller or its Affiliates receives any payment in respect of any such claim relating to any Purchased Asset under the Available Insurance Policies, Seller shall, and shall cause its Affiliates to, hold such payment for the benefit of Purchaser and remit such payment to Purchaser or its designee as promptly as practicable.

Section 5.10  Litigation Support.  In the event that and for so long as Seller or any of its Affiliates or Purchaser is prosecuting, contesting, defending or otherwise involved in any Proceeding by a third party in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement or the other Transaction Documents, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the CGS Business, the Purchased Assets or the Assumed Liabilities, to the extent permitted by Law and contractual obligations, Purchaser and Seller shall, and shall cause their respective Affiliates (and its and their respective officers and employees) to, reasonably cooperate with the other Party and its counsel, at such other Party’s expense, in such prosecution, contest or defenses, including making available its personnel, and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that Purchaser and Seller acknowledge and agree that this Section 5.10 shall not apply with respect to any Proceeding with respect to which Purchaser and/or its Affiliates are adverse to Seller and/or its Affiliates.

Section 5.11  Payments.

(a)  Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the CGS Business to the extent that they are in respect of a Purchased Asset or Assumed Liability hereunder.

(b)  Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the CGS Business) after the Closing Date to the extent that they are in respect of an Excluded Asset or Retained Liability hereunder.

Section 5.12  Non-Solicitation of Employees.

(a)  For a period of one (1) year from the Closing Date, without the prior written consent of the other Party, each Party agrees that neither it nor any of its controlled Affiliates shall, directly or indirectly, employ, hire, engage, recruit or solicit for employment or induce or attempt to induce to leave the employ of the other Party or its Affiliates any Covered Employee; provided that neither Party nor any of its controlled Affiliates shall be precluded from taking any such action with respect to any such individual (i) whose employment ceased no less than six (6) months prior to commencement of employment discussions between such Party or its controlled Affiliates and such individual, (ii) who responds to a general solicitation not specifically targeted at employees of the other Party or any of its Affiliates (including by a search firm or recruiting agency) or (iii) who initiates discussions regarding such employment without any solicitation by such Party or any of its controlled Affiliates in violation of this Agreement; provided, further, that such Party and its controlled Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any employee of the other Party or any of its Subsidiaries.

(b)  For purposes of this Section 5.12, “Covered Employees” shall mean, for purposes of Seller’s obligations hereunder, any Transferred Business Employee and, for purposes of Purchaser’s obligations hereunder, any employee of Seller or any of its Subsidiaries where a Transferred Business Employee has any direct or indirect role in any such employment, hiring, engagement, recruitment or solicitation or inducement or attempt, whether by (i) identifying or introducing Purchaser or such any of its controlled Affiliates to such employee, (ii) opining on or confirming information related to such employee or (iii) directing or encouraging others to take any such actions.

Section 5.13  Purchaser Financing.

(a)  In furtherance and not in limitation of the foregoing, Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Committed Financing on the terms and subject only to the conditions described in the Commitment Letter on the Closing Date in an amount, when taken together with available cash on hand or other immediately available funds of Purchaser, sufficient to fund the Payment Amounts on the Closing Date, including by (i) maintaining in effect the Commitment Letter (until the termination thereof in accordance with its terms), (ii) negotiating and entering into definitive agreements with respect to the Committed Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter), (iii) satisfying on a timely basis all conditions within the control of Purchaser in the Commitment Letter and the Definitive Agreements and complying with its obligations thereunder and (iv) enforcing its rights under the Commitment Letter.  Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letter and Definitive Agreements in a timely and diligent manner.

(b)  In the event any portion of the Committed Financing contemplated by the Commitment Letter becomes unavailable, regardless of the reason therefor (and such portion, when taken together with available cash on hand or other immediately available funds of Purchaser, is necessary for Purchaser to fund the Payment Amounts on the Closing Date), Purchaser shall (i) promptly notify the Seller in writing of such unavailability and the reason therefore and (ii) use reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative financing sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Committed Financing and available cash on hand or other immediately available funds of Purchaser, to fund the Payment Amounts on the Closing Date and which does not include any conditions to the consummation of such Alternative Financing that are less favorable to Purchaser, in the aggregate, than the conditions set forth in the Commitment Letter as of the date hereof.  To the extent requested by Seller, Purchaser shall keep the Seller reasonably informed on a current basis of the status of its efforts to arrange and consummate the Financing.  Without limiting the generality of the foregoing, Purchaser shall promptly notify the Seller in writing if Purchaser becomes aware that there exists any actual or threatened in writing breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Financing Source received by Purchaser with respect to any actual or threatened in writing breach, default, repudiation, cancellation or termination by any party to the Commitment Letter or any Definitive Agreement of any provision thereof.  The foregoing notwithstanding, compliance by Purchaser with this Section 5.13 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(c)  Purchaser shall not, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), consent or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of any provision under, the Commitment Letter or the Definitive Agreements, if such amendment, replacement, supplement, termination, modification or waiver (i) decreases the aggregate amount of the Committed Financing (except to the extent Purchaser has arranged Alternative Financing obtained in accordance with Section 5.13(b)) below the amount necessary, when taken together with the available portion of the Committed Financing, the available portion of any Alternative Financing and available cash on hand or other immediately available funds of Purchaser, to fund the Payment Amounts on the Closing Date, (ii) would reasonably be expected to prevent, materially delay or materially impede the ability of Purchaser to consummate the transactions contemplated by this Agreement, (iii) materially and adversely impacts the ability of Purchaser to enforce its rights against the other parties to the Commitment Letter or the Definitive Agreements, or (iv) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Committed Financing in a manner that would reasonably be expected to make it less likely that the Committed Financing will be funded; provided, that Purchaser may amend the Commitment Letter or the Definitive Agreements to add lenders, lead and other arrangers, bookrunners, syndication and other agents or other entities who had not executed the Commitment Letter as of the date of this Agreement.  Upon any amendment, replacement, supplement, termination, modification or waiver of the Commitment Letter, Purchaser shall provide a copy thereof to the Seller and, to the extent such amendment, replacement, supplement, termination, modification or waiver has been made in compliance with this Section 5.13(c), the term “Commitment Letter” means the applicable Commitment Letter as so amended, replacement, supplemented, terminated (if terminated in part), modified or waived.  Notwithstanding the foregoing, compliance by Purchaser with this Section 5.13(c) shall not relieve Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.  To the extent Purchaser obtains Alternative Financing pursuant to Section 5.13(b) or amends, replaces, supplements, terminates (in part), modifies or waives any of the Committed Financing pursuant to this Section 5.13(c), references to the “Committed Financing,” “Financing Sources” and “Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder, the financing sources therefor and the agreements with respect thereto, or the Committed Financing as so amended, replaced, supplemented, terminated (in part), modified or waived.

(d)  Prior to Closing (or the earlier termination of this Agreement pursuant to Section 8.1), subject to the limitations set forth in this Section 5.13, and unless otherwise agreed by Purchaser, Seller will, at Purchaser’s cost and expense (as provided in clause (h) below) use reasonable best efforts to (and will use reasonable best efforts to cause the other Seller Entities and their Affiliates and Representatives to) cooperate with Purchaser as may be reasonably requested by Purchaser in writing in connection with Purchaser’s or its Affiliates’ arrangement, syndication and obtaining of financing, including the Committed Financing and any Alternative Financing, in connection with the transactions contemplated hereby (collectively, the “Financing”). Such cooperation will include Seller using reasonable best efforts to:

(i)  cooperate with the customary and reasonable marketing efforts of Purchaser in connection with the Financing, including making appropriate senior officers of the CGS Business reasonably available, with appropriate advance notice, for participation in a reasonable number of lender or investor meetings, due diligence sessions, drafting sessions, meetings with ratings agencies and road shows, and providing reasonable assistance in the preparation of rating agency presentations, confidential information memoranda, private placement memoranda, offering memoranda, prospectuses, registration statements, filings with the

U.S. Securities and Exchange Commission (the “SEC”), lender and investor presentations and similar documents (all of the foregoing, collectively, the “Offering Documents”) as may be reasonably requested by Purchaser, in each case, with respect to information relating to the CGS Business in connection with such marketing efforts, in each case, in connection with the Financing;

(ii)  prepare and furnish to Purchaser and the lenders, arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative agents, trustees or  similar representatives, banks or other financing sources that have committed to provide or arrange or otherwise entered into agreements in connection with all or any party of the Financing or to purchase securities from or place securities or arrange or provide loans for Purchaser as part of the Financing (the “Financing Sources”) in respect of all or any part of the Financing, on a confidential basis, as promptly as reasonably practicable, all information with respect to the CGS Business as is reasonably requested by Purchaser and is customarily (A) required for the marketing, arrangement and syndication of financings or (B) used in the preparation of any Offering Documents or road shows relating to any financing, provided that such information shall be limited to information and data derived from the historical books and records of Seller and its Affiliates;

(iii)  furnish at least five Business Days prior to the Closing Date all documentation and other information required by a Governmental Entity or any Financing Source under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and anti-bribery and anti-corruption rules and regulations to the extent reasonably requested by Purchaser at least eight Business Days prior to the Closing Date;

(iv)  furnish the unaudited combined financial information of the CGS Business consisting of balance sheet accounts associated with the CGS Business as of the last day of any subsequent fiscal quarter of the CGS Business ending at least 45 days prior to the Closing Date and the related adjusted statements of operations and statement of profits and losses of the CGS Business for the fiscal quarters of the CGS Business then ended;

(v)  assist with the Financing Sources’ requests for due diligence in connection with the Financing to the extent customary and reasonable;

(vi)  provide reasonable assistance in the execution and preparation of the definitive agreements relating to the Financing, including to, to the extent applicable, obtain customary lien terminations and releases in respect of any Indebtedness of, or Liens (other than Permitted Liens (excluding for this purpose Permitted Liens described in clause (g) of the definition of such term)) on the assets of, the CGS Business to be repaid, discharged, released and terminated at Closing in accordance with the terms of this Agreement; and

(vii)  reasonably promptly update (and to cause the Seller Entities and their Affiliates and Representatives to reasonably promptly update) any information in respect of Seller and the CGS Business to be included in any document filed with the SEC so that such information does not contain, as of the time provided, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading

(e)  Nothing in this Section 5.13 shall require Seller or any of its Subsidiaries to take or permit the taking of any action that would:

(i)  require the Seller or its Subsidiaries or any of their respective Affiliates or any of their directors, employees, officers, members, partners, managers or other Representatives to (x) deliver legal opinions or reliance letters or any certificate as to solvency in connection with the Financing or (y) deliver any other letter, agreement, document or certificate in connection with the Financing or the taking of any corporate action in connection with the Financing or adopt resolutions or consents to approve or authorize any of the foregoing that, in each case, is not contingent on, or that would be effective prior to, the occurrence of the Closing (other than customary authorization letters executed in connection with the Financing);

(ii)  require Seller or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or other obligation prior to the Closing (except, as to expenses, for which it is entitled to reimbursement or is otherwise indemnified by or on behalf of Purchaser) or have any obligation of Seller or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing (other than customary authorization letters executed in connection with the Financing);

(iii)  cause any Representative of Seller or any of its Affiliates to take any action that would reasonably be expected to result in such Representative incurring any personal liability;

(iv)  waive or amend any terms of this Agreement;

(v)  reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller or any of its Affiliates is a party;

(vi)  other than as contemplated by Section 5.13(i), require the Seller or its Subsidiaries or any of their respective Affiliates or any of their directors, employees, officers, members, partners or managers to request, facilitate, obtain or perform or cause to be requested, facilitated, obtained or performed an audit of any financial information regarding the CGS Business, including without limitation the Business Financial Information;

(vii)  provide any indemnity for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser;

(viii)  conflict with or violate any charter or other Organizational Documents of Seller or any of its Affiliates or any applicable Laws;

(ix)  cause any representation or warranty in this Agreement to be breached by Seller or any of its Affiliates or that would cause any condition set forth in Article VII to fail to be satisfied (in each case unless Purchaser irrevocably waives such breach or failure prior to Seller or any of its Subsidiaries taking such action);

(x)  unreasonably interfere with Seller’s and its Subsidiaries’ business or operations;

(xi)  other than as contemplated by Section 5.13(d)(iv) or Section 5.13(i), require Seller or any of its Affiliates to prepare or deliver any (A) financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (B) pro forma financial statements or pro forma financial information, (C) description of all or any portion of the Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in preparation of an offering memorandum for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (C) risk factors relating to all or any component of the Financing, (D) (1) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3‑16, Rule 13-01 or 13-02 of Regulation S-X under the Securities Act, (2) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any  information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (3) separate Subsidiary financial statements, related party disclosures, or any segment reporting or disclosure, including any required by FASB Accounting Standards Codification Topic 280 or (4) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (E) projections, “management’s discussion and analysis” or similar narrative disclosures for Seller or its Subsidiaries or (F) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing;

(xii)  provide access to or disclose information that Seller or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Seller or any of its Affiliates; or

(xiii)  require Seller or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Financing.

(f)  Seller hereby consents to the use of the logos of the CGS Business by Purchaser, to the extent applicable, in connection with the Financing; provided that such logos are used solely in a manner that is not intended nor reasonably likely to harm or disparage the Seller or Seller’s Subsidiaries or the reputation or goodwill of Seller or Seller’s Subsidiaries.

(g)  Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Seller consents and agrees that all information referenced in Section 5.13(d) may be shared with and delivered to the Financing Sources and rating agencies (in each case, subject to customary confidentiality arrangements).

(h)  Purchaser shall indemnify and hold harmless Seller, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses, interest, awards, judgments and penalties actually suffered or incurred by them in connection with the arrangement of the Financing or any action taken in accordance with this Section 5.13 and any information utilized in connection therewith (other than information provided by Seller, any of its Subsidiaries or any of their respective Representatives on their behalf in writing for use in the Offering Documents), in any case, except to the extent suffered or incurred (i) as a result of the bad faith, the gross negligence, willful misconduct, fraud or intentional misrepresentation by or of Seller or its Subsidiaries or their respective Representatives and (ii) as a result of any breach of this Agreement by Seller, its Subsidiaries or any of their respective Representatives.  In addition, Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller, its Subsidiaries and their respective Representatives in connection with this Section 5.13.

(i)  Following the date of this Agreement, Seller shall use commercially reasonable efforts to prepare, or use commercially reasonable efforts to cause to be prepared, each of (i) the audited combined balance sheets of the CGS Business as of December 31, 2020 and December 31, 2021 and (ii) the related adjusted statements of operations and profits and losses for the fiscal year or years, as applicable, then ended (the items referred to in clauses (i) and (ii), the “Audited Financial Statements”), which Audited Financial Statements shall (A) be derived from the books and records of Seller, the other Seller Entities and their respective Subsidiaries and include the application of certain management judgements made in good faith, (B) fairly present, in accordance with GAAP, in all material respects, the combined financial position of the CGS Business as of the date thereof and the combined results of operations of the CGS Business for the period covered therein and (C) be prepared as between such Audited Financial Statements on a comparable basis in accordance with GAAP and on the basis of the same accounting principles, methods and procedures, consistently applied in all material respects throughout the periods indicated.  Promptly following the availability thereof, Seller shall deliver, or cause to be delivered, to Purchaser the Audited Financial Statements (it being understood that the delivery of the Audited Financial Statements shall not be a condition to Closing).  To the extent not provided prior to the Closing, Seller shall use reasonable best efforts to deliver, or cause to be delivered, the Audited Financial Statements to Purchaser following Closing upon finalization thereof.

(j)  Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing) by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of Purchaser’s obligations hereunder.

Section 5.14  Excluded Enterprise Agreements.  Purchaser covenants and agrees to use commercially reasonable efforts (and Seller shall provide commercially reasonable assistance with respect thereto) to negotiate and enter into Contracts with the counterparties to the Excluded Enterprise Agreements set forth on Section 3.7(a) of the Seller Disclosure Schedules with respect to the subject matter of such Excluded Enterprise Agreements (on such terms as Purchaser may agree to) and the costs and expenses of negotiating and entering into such Contracts shall be borne solely by Purchaser; provided that Purchaser may elect not to negotiate and enter into any such Contract if it has an existing Contract with the counterparty to such Excluded Enterprise Agreement or otherwise determines that it does not desire for the CGS Business to continue its commercial relationship with such counterparty; provided, further, that if Purchaser elects not to negotiate and enter into any such Contract, then all costs, expenses and Liabilities incurred by

Purchaser or any of its Affiliates (including the CGS Business) relating to or arising from its failure to procure the subject matter of such Excluded Enterprise Agreements will be borne solely by Purchaser and/or such Affiliates.

Section 5.15  Residuals.  Notwithstanding the transfer of Transferred Technology to Purchaser, the Parties acknowledge that Seller or its Subsidiaries may have retained copies of de minimis parts of Transferred Technology (including the Software set forth on Section 1.1(f) of the Seller Disclosure Schedules) as components or elements of other Technology retained by Seller or its Subsidiaries and in use prior to the Closing and that the continued use of such Technology is permitted and shall not be a breach of this Agreement.

Section 5.16  Purchaser Licensing Commitment.

(a)  The Parties acknowledge that Seller and its Subsidiaries currently license certain Intellectual Property Rights and redistribute data from the CGS Business.  From and after the Closing, and consistent with the CGS Business’s existing practices, Purchaser shall continue to make available to Seller and its Subsidiaries on fair, reasonable and non-discriminatory terms (and, in any case, terms that are no less favorable than the terms enjoyed by Purchaser in its capacity as a licensee or distributor of data from the CGS Business) any license or redistribution right with respect to the Intellectual Property Rights and data of the CGS Business that is commercially available as of such time to, or subject to redistribution by other market participants as of such time.

(b)  Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, Seller will have the authority to enforce the commitment set forth in Section 5.16(a) pursuant to the terms of Section 9.6 of this Agreement.

(c)  The Parties further acknowledge that Seller will, prior to the Closing, make those changes or amendments to the certain Agreement as set forth on Section 5.16(c) of the Seller Disclosure Schedules.

Section 5.17  Exclusive Dealing.  Prior to the Closing provided that Purchaser is complying with its obligations under this Agreement in good faith, Seller shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, take or continue any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect to an Acquisition Proposal or engage in substantive discussions or negotiations, or enter into any agreements with any Person with respect to an Acquisition Proposal.

Section 5.18  Cooperation.

(a)  From and after the Closing, (i) Purchaser shall assume, and have full control over all aspects of, the defense of the Specified Proceedings, (ii) Purchaser shall have the right in its sole discretion to select and retain counsel to represent it, its Affiliates and the CGS Business in respect of the Specified Proceedings and (iii) Seller may, at its option and sole expense, participate in the defenses of, and select and retain counsel to represent it and its Affiliates in respect of, the Specified Proceedings.  Nothing in this Section 5.18 shall be deemed to modify in any manner the allocation of Liabilities with respect to the Specified Proceedings as set forth in Sections 2.6 or 2.7.

(b)  In furtherance of the foregoing in this Section 5.18, (i) Seller shall deliver to Purchaser at Closing all Investigation Records in the possession of Seller or any of its Subsidiaries, (ii) Seller shall be permitted to redact any such Investigation Records to the extent they are not reasonably separable from records that do not constitute Investigation Records and (iii) Seller shall be permitted to retain copies of all such Investigation Records.  Upon Purchaser’s request, Seller shall, or shall cause one or more of its Subsidiaries to, enter into one or more joint defense agreements or similar agreements with Purchaser or its designees, each in a form reasonably acceptable to Purchaser, in respect of any such Investigation Records that are subject to attorney work product protection or attorney-client or other established legal privilege.

(c)  From and after the Closing, each of Purchaser and Seller shall use its commercially reasonable efforts to make available to the other, upon reasonable written request, its and its Affiliates respective former, current and future directors, officers, employees, other personnel and agents as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to reasonable business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Specified Proceedings. The requested party agrees to make the designated person or persons and books, records or other documents available to the requesting party upon reasonable notice.

(d)  Prior to Closing, Seller shall keep Purchaser reasonably and promptly informed regarding any material developments in any Specified Proceeding.

Section 5.19  Transition Services Agreement.  Following the date hereof, the Parties shall, and shall cause their respective Affiliates to, between the date hereof and the Closing Date, work diligently and in good faith using commercially reasonable efforts to review and mutually complete Exhibit A of the Transition Services Agreement (the “TSA Schedules”) within the parameters set forth therein where specified and to mutually identify and implement any changes, additions and updates that should be made to the TSA Schedules to include services (other than Excluded Services) that would qualify as “Additional Services” under the Transition Services Agreement if identified during the term of the Transition Services Agreement such that, as of the Closing Date, the representation and warranty set forth in Section 3.7 shall be true.

ARTICLE VI
CERTAIN TAX MATTERS

Section 6.1  Cooperation and Exchange of Information.

(a)  Each of Purchaser and Seller shall, and shall cause its Affiliates to, provide to the other Party (at the expense of the requesting party with respect to any out-of-pocket expenses or costs that are incurred) such cooperation, documentation and information as either of them may reasonably request in (i) preparing or filing any Tax Return relating to the CGS Business, the Purchased Assets or the Assumed Liabilities, or (ii) the conduct of any Tax Proceeding relating to the CGS Business, the Purchased Assets or the Assumed Liabilities.  Each of Purchaser and Seller shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)  Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view, or have any rights with respect to any Tax Proceeding relating to, any Tax Return of (i) Seller or any of its Affiliates or (ii) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller or any of its Affiliates is a member (any Tax Return described in clause (i) or (ii), a “Seller Tax Return”); provided, that the above provisions of this Section 6.1(b) shall not prohibit Purchaser from receiving or viewing a non-income Tax Return of Seller or its Affiliates, which Tax Return relates solely to non-income Taxes with respect to the Purchased Assets, the Assumed Liabilities or the CGS Business and is reasonably requested by Purchaser pursuant to Section 6.1(a).

Section 6.2  Tax Treatment of Payments.  Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code), Seller, Purchaser, and their respective Subsidiaries and Affiliates shall treat any and all payments under Section 2.9(f) of this Agreement as an adjustment to the purchase price for U.S. federal income Tax purposes.

Section 6.3  Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay, when due, and be responsible for, 100% of any sales, use, transfer, real estate transfer, registration, documentary, conveyancing, recording, stamp, value added, goods and services or similar Taxes and related fees and costs imposed on or payable in connection with the transfer of the Purchased Assets, the Assumed Liabilities and the CGS Business contemplated by this Agreement (“Transfer Taxes”). The Party responsible under applicable Law for filing the Tax Return with respect to such Transfer Taxes shall prepare and timely file any such Tax Return and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to cooperate to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 6.4  Withholding.  Purchaser, Seller and their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct or withhold under applicable Tax Law.  In the event any such Person (a “Payor”) determines that such amounts otherwise payable would be subject to deduction or withholding under applicable Tax Law, Payor shall use commercially reasonable efforts to, no later than ten (10) days prior to the date on which payment is due, notify the Person otherwise entitled to such amounts (a “Payee”) of such determination.  Payor shall use commercially reasonable efforts to cooperate with Payee to eliminate or reduce any such deduction or withholding.  Such deducted or withheld amounts shall be (i) timely remitted to the applicable Taxing Authority by the Payor and (ii) provided such amounts are so remitted by the Payor, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.  Payor shall furnish to Payee the original receipt issued by the relevant Taxing Authority, if any, in connection with such remittance or otherwise such other documentation available to Payor and reasonably satisfactory to Payee, evidencing such remittance, in each case, as soon as reasonably practicable but no later than ten (10) days after the date of such remittance.

Section 6.5  Allocation of Taxes.  For all purposes of Article II, Taxes (other than Transfer Taxes) for a Straddle Period shall be allocated as follows: (i) real, personal and intangible ad valorem property Taxes (“Property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period and (ii) Taxes (other than Property Taxes and Transfer Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1  Conditions to Each Party’s Obligations to Close.  The respective obligations of Seller and Purchaser to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)  Regulatory Approvals.  Any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

(b)  Approval of Purchaser.  The EC shall have approved Purchaser as an acceptable acquirer of the Purchased Assets pursuant to the EC Buyer Approval and the EC Commitments, respectively.

(c)  Consent of ABA.  The ABA Novation Agreement shall have become effective in accordance with its terms.

(d)  Consent of LSTA.  The LSTA Assignment Agreement shall have become effective in accordance with its terms.

(e)  No Injunctions or Restraints.  No injunction or other Judgment issued by any court of competent jurisdiction or by any Governmental Entity shall have been entered and remain in effect which restrains, enjoins, prohibits, invalidates, makes illegal or otherwise prevents the consummation of the Transaction.

Section 7.2  Conditions to Obligations of Purchaser to Close.  The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following additional conditions:

(a)  Representations and Warranties.  (i) The representations and warranties of Seller (other than the Seller Fundamental Representations and the representations and warranties contained in Section 3.6(b)) contained in Article III (disregarding any Business Material Adverse Effect and materiality qualifications set forth therein) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, except that representations and warranties that are made as of specific date shall be tested only on and as of such date, except in each case, where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (ii) each of the Seller Fundamental Representations that is qualified by any Business Material Adverse Effect or other materiality qualification shall be true and correct in all respects, and each of the Seller Fundamental Representations that is not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of the Closing Date and (iii) the representations and warranties contained in Section 3.6(b) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date.

(b)  Performance of Obligations of Seller.  The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)  Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3  Conditions to Obligations of Seller to Close.  The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver by Seller) at or prior to the Closing of the following additional conditions:

(a)  Representations and Warranties.  (i) Each of the Purchaser Fundamental Representations that is qualified by any Purchaser Material Adverse Effect or other materiality qualification shall be true and correct in all respects, and each of the Seller Fundamental Representations that is not so qualified shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of the Closing Date and (ii) all other representations and warranties of Purchaser contained in Article IV of this Agreement shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date, except that (x) representations and warranties that are made as of specific date shall be tested only on and as of such date and (y) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)  Performance of Obligations of Purchaser.  The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)  Officer’s Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)  Atlantic Closing. The Atlantic Closing shall have occurred.

Section 7.4  Frustration of Closing Conditions.  Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1.

Section 7.5  No Survival of Representations, Warranties, Covenants and Other Agreements.  The representations and warranties in this Agreement and any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing.  The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall not survive the Closing and shall terminate at the Closing.  The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.  Notwithstanding the foregoing, this Section 7.5 and Article IX (other than Section 9.6) shall survive the Closing or termination of this Agreement indefinitely.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

Section 8.1  Termination.  Anything to the contrary in this Agreement notwithstanding, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a)  by mutual written consent of Seller and Purchaser;

(b)  by Seller or by Purchaser, if (i) the EC shall have determined that Purchaser is not an acceptable acquirer of the Purchased Assets or (ii) the Merger Agreement is terminated in accordance with its terms prior to the Atlantic Closing;

(c)  by Seller, if any of Purchaser’s representations and warranties contained in Article IV shall fail to be true and correct or Purchaser shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Seller has notified Purchaser of such failure or breach and (ii) the Outside Date; provided, that Seller is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(d)  by Purchaser, if any of Seller’s representations and warranties contained in Article III shall fail to be true and correct or Seller shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and has not been cured by the earlier of (i) the date that is thirty (30) days after the date that Purchaser has notified Seller of such failure or breach and (ii) the Outside Date; provided that Purchaser is not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that such failure or breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(e)  by Seller or by Purchaser, if the Closing shall not have occurred on or prior to June 24, 2022 (such date, the “Outside Date”); provided that if the Closing shall not have occurred by the Outside Date and on that date any of the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied, but all other conditions would have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date), either Party may, in its sole discretion, extend the Outside Date by written notice to the other Party to September 24, 2022 (the such date, the “Extended Outside Date”); provided, further, that if the Closing shall not have occurred by the Extended Outside Date and on that date any of the conditions set forth in Section 7.1(a) or Section 7.1(b) would not be satisfied, but all other conditions would have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date), either Party may, in its sole discretion, further extend the Extended Outside Date by written notice to the other Party to December 24, 2022.  The right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose failure to perform in any material respect any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(f)  by Seller or by Purchaser, if a permanent injunction or other permanent Judgment issued by a court of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have used its best efforts to prevent the entry of such permanent injunction or other permanent Judgment, as applicable, in each case, to the extent required by Section 5.1; provided that the right to terminate this Agreement under this Section 8.1(f) shall not be available to any Party whose failure to perform in any material respect any material covenant or obligation under this Agreement has been the cause of, or resulted in, such injunction of other Judgment; or

(g)  by Seller, if (i) the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those that by their terms are to be fulfilled at the Closing, so long as such conditions are reasonably capable of being satisfied on the Closing Date), (ii) following the satisfaction of the condition in the foregoing clause (i), Seller has irrevocably confirmed to Purchaser in writing that (A) all conditions set forth in Section 7.3 have been satisfied (other than those that by their terms are to be fulfilled at the Closing, so long as such conditions are reasonably capable of being satisfied on the Closing Date) or that it is willing to waive any unsatisfied conditions in Section 7.3 and (B) that it is ready, willing and able to close and (iii) the Closing has not occurred by the later of (A) the date upon which the Closing is required to occur pursuant to Section 2.3 and (B) the third (3rd) Business Day following the delivery of such notice.

Section 8.2  Effect of Termination.  If this Agreement is terminated and the Transaction is abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.3, this Section 8.2, and Article IX.  Nothing in this Section 8.2 shall be deemed to release any Party from any Liability for fraud or willful and material breach by such Party of the terms and provisions of this Agreement.

Section 8.3  Notice of Termination.  In the event of termination by Seller or Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating Party to the other Party to this Agreement.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1  Entire Agreement.  This Agreement and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.  Neither Party hereto shall be liable or bound to the other Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein and therein.

Section 9.2  Assignment.  Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided that each Party may assign its rights, interests and obligations hereunder to its Affiliates; provided, further, that in each case such assignment shall not relieve such Party of its obligations or liabilities hereunder.  Any attempted assignment in violation of this Section 9.2 shall be void.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 9.3  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.  By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other Party was or is obligated to comply with or perform.  Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 9.4  No Third-Party Beneficiaries.  None of this Agreement, the other Transaction Documents or the Exhibits and Schedules hereto and thereto are intended to confer in or on behalf of any Person not a Party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 9.5  Notices.  All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when delivered via email, and shall be deemed to have been duly delivered via email and received hereunder on the date of dispatch by the sender thereof (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or at such other email address as such Party shall designate by like notice):

(a)	if to Purchaser, FactSet Research Systems Inc. 45 Glover Avenue Norwalk, Connecticut 06850
	Attention:	Legal Department Legal@factset.com
Email:

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York City, NY 10019
	Attention:	Thomas E. Dunn, Esq. Allison M. Wein, Esq.
	Email:	tdunn@cravath.com awein@cravath.com

(b)	if to Seller, S&P Global Inc. 55 Water Street New York, New York 10041
	Attention:	General Counsel
	Email:	steve.kemps@spglobal.com
Legal.Notices@spglobal.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, NY 10019
	Attention:	Trevor Norwitz, Esq.
	Email:	TSNorwitz@wlrk.com

Section 9.6  Specific Performance.  The Parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the Parties hereto acknowledge and agree that the Parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity.  Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any Party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.  For the avoidance of doubt, each Party acknowledges and agrees that the remedies at law for a breach or threatened breach of any of the provisions of Article V (including any schedule thereto) may be inadequate and the Parties and their respective Affiliates may suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, each Party agrees that in the event of such a breach or threatened breach by the other Party, in addition to any remedies at Law, such Party will be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

Section 9.7  Governing Law and Jurisdiction.  This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.  In addition, each Party (a) submits to the exclusive personal jurisdiction of any state or federal court sitting in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (and, in the case of appeals, appropriate appellate courts therefrom), in the event that any dispute (whether in contract, tort or otherwise) arises out of or in connection with the evaluation (including due diligence), negotiation, execution or performance of this Agreement or the Transaction or the other transactions contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to the evaluation (including due diligence), negotiation, execution or performance of this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the above-named courts; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than one of the above-named courts, (iii) should be stayed by reason of the pendency of some other proceeding in any court other than one of the above-named courts, or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts.  Each Party hereto agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 9.5.

Section 9.8  Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE EVALUATION (INCLUDING DUE DILIGENCE), NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTION OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THE EVALUATION (INCLUDING DUE DILIGENCE), NEGOTIATION, EXECUTION OR

PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR ANY RELATED INSTRUMENTS.  NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.8.  NO PARTY HERETO HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.8 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 9.9  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.  Upon such a determination, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.10  Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party hereto and delivered (by e-mail, or otherwise) to the other Party.  Signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) from or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signatures.  This Agreement has been executed in the English language.  If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 9.11  Expenses.  Except as otherwise provided herein, whether or not the Closing takes place, and except as set forth otherwise in this Agreement, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the Party incurring such expense.

Section 9.12  Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)  Purchaser waives and will not assert, and agrees to cause its Affiliates to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, any of its Affiliates or any shareholder, officer, member, manager, employee or director of any Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, any other Transaction

Document or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Seller or any of its Affiliates in connection with this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b)  Purchaser waives and will not assert, and agrees to cause its Affiliates to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or any of its Affiliates, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller, and not Purchaser or Purchaser’s Affiliates, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection.  Accordingly, from and after Closing, such communications and the files of the Current Representation shall be and remain the property of Seller and not of Purchaser or any of its Affiliates, and neither Purchaser nor any of its Affiliates or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser.

Section 9.13  Interpretation; Absence of Presumption.

(a)  It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the Parties hereto as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement.  Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either Party hereto or any of its Affiliates, in any Proceeding, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.  For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “Dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (i)

Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Documents and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the parties hereto or thereto, as applicable, and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Documents; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; and (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(b)  The Parties agree that nothing in the terms of this Agreement will limit or contradict the obligations of Seller under the EC Commitments, and, if there is any conflict between the terms of any Transaction Documents and the requirements of the EC Commitments as determined by the EC, the Parties will comply with the EC Commitments.

Section 9.14  Concerning Financing Sources.  Notwithstanding anything in this Agreement to the contrary, each party hereto hereby:

(a)  agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of Financing Sources, their respective Affiliates or their and their respective Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, controlling persons, employees, advisors, agents and representatives (collectively, the “Financing Sources Related Parties”; provided that neither Purchaser nor any Affiliate of Purchaser shall be a Financing Sources Related Party) in any way arising out of or relating to this Agreement, the Commitment Letter, the definitive agreements relating to the Financing, the Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder (any such Proceeding being referred to as a “Financing Sources Proceeding”) shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom), and agrees not to bring or support, or permit any of its Affiliates to bring or support, any Financing Sources Proceeding in any forum other than in any such court; irrevocably and unconditionally submits, for itself and its property, with respect to any Financing Sources Proceeding to the jurisdiction of any such court; irrevocably and unconditionally waives any objection to the laying of venue of any Financing Sources Proceeding brought in any such court or any claim that any Financing Sources Proceeding brought in any such court has been brought in an inconvenient forum; and agrees that services on any party hereto may be made by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.5;

(b)  agrees that any Financing Sources Proceeding shall be governed by, and construed and enforced in accordance with, the Laws of the State of New York, without regard to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York, except as otherwise expressly provided in the Commitment Letter or the definitive agreements relating to the Financing;

(c)  expressly and irrevocably waives its right to a jury trial with respect to any Financing Sources Proceeding;

(d)  agrees that, notwithstanding anything to the contrary in this Agreement or any document entered into in connection with this Agreement, none of the Financing Sources Related Parties will have any obligation or liability, on any theory of liability, to Seller or its Affiliates or its or its Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, controlling persons, employees, advisors, agents and representatives, and none of Seller or its Affiliates or its or its Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, controlling persons, employees, advisors, agents and representatives shall have any rights or claims against any of the Financing Sources Related Parties, in each case, in any way arising out of or relating to this Agreement, the Commitment Letter, the definitive agreements relating to the Financing, the Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided that following consummation of the Closing, the foregoing will not limit the rights of the parties to the Financing under any definitive agreements relating thereto;

(e)  agrees that, notwithstanding anything to the contrary in this Agreement or any document entered into in connection with this Agreement, the Financing Sources Related Parties are express third party beneficiaries of, and may enforce, this Section 9.14; and

(f)  agrees that the provisions in this Section 9.14 (and any definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 9.14) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Sources Related Parties without the prior written consent of the Financing Sources (and any such amendment, waiver or other modification without such prior written consent shall be null and void).

Notwithstanding anything herein to the contrary, nothing in this Section 9.14 shall limit the liability or obligations of the Financing Sources to Purchaser under the Commitment Letter (or any fee letters referred to therein) or other definitive agreements with respect to the Financing.

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IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

S&P GLOBAL INC.

By:	/s/ Douglas L. Peterson
	Name:	Douglas L. Peterson
	Title:	President and Chief Excecutive Officer

FACTSET RESEARCH SYSTEMS INC.

By:	/s/ F. Philip Snow
	Name:	F. Philip Snow
	Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]